RECKSON ASSOCIATES REALTY CORP.






03056074



# RECKSON

ANNUAL REPORT 2002

# 2002 FINANCIAL HIGHLIGHTS



DIVIDEND GROWTH
(per Class A common share)
$1.75
1.50
1.25
1.00
1998
1999
2000
2001
2002




PROPERTY REVENUES
(in millions)
$500
400
300
200
100
0
1998
1999
2000
2001
2002




FUNDS FROM OPERATIONS
(per share)
$3.00
2.50
2.00
1.50
1.00
1998
1999
2000
2001
2002




TOTAL MARKET CAPITALIZATION
(in millions)
$4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002

# OUR STRUCTURE IS OUR STRENGTH



100 Summit Lake Drive





1350 Avenue of the Americas

## STRUCTURED TO SUCCEED

To Our Shareholders:

Real estate is a cyclical business. In Reckson's 45-year history we have prospered through many cycles. We have been able to accomplish this by developing an infrastructure and franchise that is modeled for success over the long-term. We measure the success of our business over years not quarters. This approach enables us to recognize different points in the market cycle and adjust our strategy accordingly. When market conditions warrant, we will pursue active expansion. Conversely, when market conditions are weak, or uncertain, we will take a more conservative stance to ensure that we are well positioned to capitalize on opportunities when they arise.

In last year's shareholder letter, we noted that we remained cautious about the market environment. With this cautious bias we chose to maintain our conservative strategy of focusing on retaining high occupancies, controlling operating expenses, maintaining the highest level of investment discipline and preserving optimum financial flexibility. In retrospect, it turned out there was good reason for our concern. 2002 proved to be a challenging operating environment – job growth was anemic, geopolitical instability worsened, and corporate credibility issues resulted in the fall of what were once considered "high credit" companies such as Arthur Andersen and WorldCom/MCI.



Left: Scott Rechler, Chairman of the Executive Committee and Co-Chief Executive Officer

Right: Donald Rechler, Chairman of the Board and Co-Chief Executive Officer



100 Summit Lake Drive

With this backdrop, most companies remained cautious about the future and held back on adding to their payroll or committing to additional office space. This resulted in the U.S. overall office occupancy rates dropping from 85.1% to 81.4%. The markets were further weakened as tenants seeking to mitigate their excess space costs added a significant amount of sublet space to the market supply, pushing U.S. market rents down an average of $1.63 per square foot, or 5.8%. As expected, while still challenging, our markets outperformed the rest of the country. The overall office occupancy rates in our markets, based on a weighting for Reckson's portfolio distribution, dropped only 150 basis points to 85.0%.

**How Did Reckson Do In This Environment? Reckson Outperformed In What Was One Of The Best Performing Markets In The Country**

Despite a challenging environment, Reckson was able to increase overall portfolio occupancy from 94.6% at the beginning of the year to 95.4% at the end of the year. In addition, with office occupancy at year-end of 95.7%, Reckson outperformed market occupancy by over 10 percentage points. This was no easy task. During the year, we executed 255 leases encompassing 2.8 million square feet or approximately 14% of our portfolio. We renewed 60% of our expiring office and industrial/R&D leases. We placed two new development projects into service and brought them to stabilization. Even in this challenging environment, where market rents were declining, we were able to achieve higher replacement rents as we re-leased space. The average rents on renewal and replacement space were 14% higher than the prior average rents for such spaces. During the year, we also generated core same property NOI growth of 7.7% (3.9% net of minority interests in joint ventures).

**Our Structure Has Positioned Us Well**

STRONG FRANCHISE

This outperformance was not a surprise. We have built a franchise designed to outperform in both good and bad times. We have one of the most respected management teams in our market. We own some of the highest quality buildings in our markets and we provide the highest level of service to our tenants. Further, we maintain strong relationships with the communities and real estate professionals in each of our markets.

This outperformance is best demonstrated by reviewing two development projects that we put into service during 2002. In New Jersey, we completed the redevelopment of a 123,000 square foot office building in Short Hills that was vacated by AT&T. We were able to lease this entire building to Dun & Bradstreet within four months of completing the project. In Melville, Long Island, we signed leases with Zurich American Insurance Company and Salomon Smith Barney to bring the occupancy at our 277,500 square foot ground-up office development to approximately 75%, meeting our pro forma leasing objectives.

REGIONAL DECENTRALIZATION

As the only landlord with a significant presence in all of the major office markets in the New York Metropolitan area, we are in a unique position to address tenants' desires to decentralize regionally. As anticipated, since September 11$^{th}$ regional decentralization has become a key focus for many companies that are located in Manhattan. Many Manhattan based real estate advisors and professionals are addressing their clients' needs by broadening their Manhattan focus to include a regional perspective. The Westchester market has seen the most significant benefit from this regional decentralization where several major financial institutions such as Morgan Stanley





and New York Life Insurance Company, as well as a number of top international law firms, have chosen to reallocate a portion of their space needs from Manhattan to the surrounding suburban markets.

### Market Presence

Another key competitive advantage is Reckson's significant market presence. This is most evident in Long Island and Westchester where we are the largest owner of Class A office space. This position enables us to offer tenants unmatched creative solutions and flexibility. Due to the size of our portfolio, we are able to meet the changing needs of our tenants by moving them between buildings, enabling us to capture greater market share. For example, in 2002 we executed a 164,000 square foot lease with Fuji Photo Film U.S.A., Inc. at one of our Westchester properties. To accommodate this tenant's needs we moved six existing tenants making up 75,000 square feet to other locations throughout our Westchester portfolio.

### Tenant Relationships

We place a high value on the relationship that we have with our tenants and remain in frequent communication with them. This relationship has enabled us to renew many tenants' leases well before they expire. We began pursuing early lease renewals at the beginning of 2000 when we recognized that the office market was about to weaken and it has served us well over the last couple of years. During 2002, we successfully completed the early renewal of 236,000 square feet of leases originally scheduled to expire in subsequent years. Another benefit from the strong bond we form with our tenants is that tenants are comfortable making longer commitments to the relationship. This was evidenced during 2002 where office leases signed had an average lease term of 7.1 years as compared to 5.4 years for 2001 – an increase of over 30%



















## Investment Discipline

Consistent with our previously stated strategy, during 2002 we maintained a disciplined approach to underwriting investment opportunities. We believe that we are in the business of making great investments – not investing for the sake of simply expanding our portfolio. For us to acquire an asset, it must pass our stringent underwriting criteria, provide superior risk adjusted returns and offer strategic benefits to our franchise.

During 2002, we did not acquire any new properties. That is not to say we were not active. We underwrote and bid on over $3.5 billion of properties. Many of these properties, primarily the properties without near-term lease expiration exposure, were sold at prices that we did not believe properly reflected the turbulent market conditions and were sold at unsustainable prices. Much of this excessive pricing was fueled by foreign investors who were capitalizing on tax advantages and their desire to purchase trophy assets with stable near-term income streams. An example of how much pricing has increased can be seen by reviewing our 1350 Avenue of the Americas investment which we acquired for $234 per square foot at the beginning of 2000. This past year, a similar quality asset on Avenue of the Americas sold for approximately $470 per square foot.

We chose to focus most of our investment energy on properties that had vacancy or near-term lease expirations since we believed that we could create value by effectively underwriting the leasing risks. Unfortunately, most of these properties were taken off the market after their owners realized that they could not achieve their high price expectations.

Recognizing this overheated market for stabilized


919 Third Avenue



538 Broadhollow Road

assets, over the past few years we have capitalized on this aggressive pricing environment by selling $500 million of assets or joint venture interests. We have used the proceeds from these sales to strengthen our balance sheet and repurchase shares of our Company. We view opportunistically priced share repurchases as an attractive allocation of capital. During 2002, we repurchased $75 million of equity at a significant discount to the value of our underlying net assets.

**FINANCIAL FLEXIBILITY**

While we will continue to pursue repurchases of our undervalued equity, we believe it is critical to maintain financial flexibility to be well positioned to capitalize on attractive opportunities. We continue to take proactive steps to ensure that we maintain the most flexible and cost efficient balance sheet. In June, to capitalize on the low interest rate environment, we issued $50 million of five-year senior unsecured notes at an "all in" rate of 6.126%. In addition, we decided to pursue an early renewal of our line of credit even though it did not expire until September 2003. We successfully completed the refinancing of our $500 million line of credit in January. This line was broadly subscribed and carried a rate of interest of 90 basis points above LIBOR – a 15 basis point improvement from our prior line.



360 Hamilton Avenue
White Plains, New York

## Corporate Governance

We have always prided ourselves on practicing the highest level of corporate governance and maintaining frequent and candid communication with our shareholders. During 2002, we enhanced these areas even further. We added two new independent board members with significant regulatory and operating experience – Peter Quick, who currently serves as President of the American Stock Exchange and as a member of its Board of Governors, and Ronald Menaker, who formerly served as Managing Director and Head of Corporate Services of J.P. Morgan & Co. Inc. In addition to our existing Audit Committee and Compensation Committee, which consist entirely of independent directors, we have also established a separate committee of independent directors to specifically monitor corporate governance related matters.

One of our core ideologies is to treat our shareholders like partners. We provide our shareholders with all of the information they need to make an informed assessment about our business' results and prospects. Additionally, since our initial public offering we have been publishing a quarterly package which supplements the comprehensive disclosures which we file publicly on a quarterly basis. As a matter of course, each quarter we seek to enhance the data and improve the format of this package to provide additional detail to our shareholders. Today, our quarterly supplemental



Corporate Headquarters
225 Broadhollow Road
Melville, New York



333 Earle Ovington Boulevard



200 Summit Lake Drive





package is 45 pages and has detailed information and analysis about all aspects of our business. If you have not had a chance to review our quarterly supplemental in the past, we encourage you to do so.

## 2003 Outlook

As we approach 2003 we remain cautious. The economic and geopolitical environments remain uncertain. Specifically as it relates to our markets, we expect to continue to feel repercussions from the contraction of the financial services sector and the impact of telecom companies, such as WorldCom/MCI (our second largest tenant), as they pursue substantial restructurings. In addition, the current environment has led to increased operating expenses such as higher utility costs, additional security and insurance costs and increased real estate taxes. We will continue to leverage the strength of our structure to navigate through these difficult markets and gain market share.

With respect to the investment market, we are hopeful that 2003 will offer some interesting opportunities. We believe that pricing will begin to rationalize as investors start factoring in the weaker market fundamentals. While we will remain disciplined, we will use our intimate market knowledge and relationships to pursue every potential opportunity.



Above: 50 Marcus Drive
Melville, New York

Left: 58 South Service Road
Melville, New York



660 White Plains Road

In addition, we will continue to pursue joint venture structures to make ourselves more competitive while adhering to our investment criteria.

As we have done in the past, we will continue to refine our portfolio by selling non-core assets and interests in certain other assets to capitalize on investor appetite. We will use these proceeds to maintain financial flexibility and opportunistically repurchase Reckson equity.

Another key priority for 2003 is to focus on harvesting our 338 acre land portfolio. We are actively working on maximizing the value of each of these 14 sites by pursuing re-zonings or build-to-suit opportunities. We believe that we have the opportunity to extract tremendous value from this strategy.

While 2003 may prove to be a difficult operating environment, we are confident that our experience, franchise and market position have prepared us to address any challenge that comes our way. We will continue to execute our strategy, positioning us to outperform our markets and, at the same time, seek out opportunities where we can create value.

We would like to thank our Board, our investors, our employees and our communities for their continued support.



Scott Rechler
Chairman of the Executive Committee and
Co-Chief Executive Officer



Donald Rechler
Chairman of the Board and
Co-Chief Executive Officer

# RECKSON'S CORE IDEOLOGY

## VISION

Reckson will be the "Landlord of Choice" in the New York Tri-State area.

## MISSION

We are in the business of improving the quality of life in the workplace through innovation, design excellence and providing premier service.

## VALUES

- Tenant satisfaction comes first
- Do what is right by acting honestly, fairly and maintaining integrity
- Act as a team, share knowledge, foster a challenging and rewarding work experience for all employees
- Strive for continued improvement individually and continued progress as a Company
- Be responsible to the communities in which we operate
- Treat our shareholders as we would treat our partners

By acting in this manner, we will maximize the value of our Company.




120 West 45th Street
New York, New York



58 South Service Road
Melville, New York

RECKSON ASSOCIATES REALTY CORP.

**SELECTED FINANCIAL DATA**

*(IN THOUSANDS EXCEPT PER SHARE DATA AND PROPERTY COUNT)*

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 |
| **OPERATING DATA:** | | | | | |
| Total revenues | **$506,092** | $514,646 | $483,298 | $387,664 | $261,327 |
| Total expenses | **407,545** | 393,022 | 371,426 | 297,131 | 199,967 |
| Income before minority interests, preferred dividends and distributions, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | **98,547** | 121,624 | 111,872 | 90,533 | 61,360 |
| Minority interests | **24,968** | 10,097 | 20,694 | 16,035 | 10,467 |
| Preferred dividends and distributions | **23,123** | 23,977 | 28,012 | 27,001 | 14,244 |
| Valuation reserves on investments in affiliate loans and joint ventures and other investments | **—** | 166,101 | — | — | — |
| Equity in earnings of real estate joint ventures and service companies | **1,113** | 2,087 | 4,383 | 2,148 | 1,836 |
| Gain on sales of real estate | **537** | 20,173 | 18,669 | 10,052 | — |
| Discontinued operations (net of minority interests' share) | **4,762** | 1,019 | 1,208 | 1,135 | 1,080 |
| Extraordinary loss (net of minority interests' share) | **2,335** | 2,595 | 1,396 | 555 | 1,670 |
| Net income (loss) allocable to Class A common shareholders | **41,604** | (44,243) | 62,989 | 47,529 | 37,895 |
| Net income (loss) allocable to Class B common shareholders | **12,929** | (13,624) | 23,041 | 12,748 | — |
| **PER SHARE DATA – CLASS A COMMON SHAREHOLDERS:** | | | | | |
| Basic: | | | | | |
| Basic net income (loss) before extraordinary loss | **$ .79** | $ (1.19) | $ 1.19 | $ 1.00 | $ .97 |
| Gain on sales or real estate | **.01** | .29 | .28 | .17 | — |
| Discontinued operations | **.07** | .02 | .02 | .02 | .03 |
| Extraordinary loss | **(.03)** | (.04) | (.03) | (.01) | (.04) |
| Basic net income (loss) | **$ .84** | $ (.92) | $ 1.46 | $ 1.18 | $ 0.96 |
| Weighted average shares outstanding | **49,669** | 48,121 | 43,070 | 40,270 | 39,473 |
| Cash Dividends declared | **$ 1.70** | $ 1.66 | $ 1.53 | $ 1.45 | $ 1.33 |
| Diluted: | | | | | |
| Diluted net income (loss) before extraordinary loss | **$ .79** | $ (1.19) | $ 1.17 | $ .99 | $ .96 |
| Gain on sales or real estate | **.01** | .29 | .28 | .17 | — |
| Discontinued operations | **.07** | .02 | .02 | .02 | .03 |
| Extraordinary loss | **(.04)** | (.04) | (.02) | (.01) | (.04) |
| Diluted net income (loss) | **$ .83** | $ (.92) | $ 1.45 | $ 1.17 | $ .95 |
| Diluted weighted average shares outstanding | **49,968** | 48,121 | 43,545 | 40,676 | 40,010 |
| **PER SHARE DATA – CLASS B COMMON SHAREHOLDERS:** | | | | | |
| Basic: | | | | | |
| Basic net income (loss) before extraordinary loss | **$ 1.21** | $ (1.70) | $ 1.82 | $ 1.60 | $ — |
| Gain on sales or real estate | **.01** | .42 | .43 | .27 | — |
| Discontinued operations | **.11** | .02 | .03 | .04 | — |
| Extraordinary loss | **(.05)** | (.06) | (.04) | (.02) | — |
| Basic net Income (loss) | **$ 1.28** | $ (1.32) | $ 2.24 | $ 1.89 | $ — |
| Weighted average shares outstanding | **10,122** | 10,284 | 10,284 | 6,744 | — |
| Cash Dividends declared | **$ 2.59** | $ 2.55 | $ 2.35 | $ 1.54 | $ — |
| Diluted: | | | | | |
| Diluted net income (loss) before extraordinary loss | **$ .92** | $ (1.70) | $ 1.54 | $ 1.24 | $ — |
| Gain on sales or real estate | **—** | .42 | .07 | .03 | — |
| Discontinued operations | **.02** | .02 | .01 | — | — |
| Extraordinary loss | **(.04)** | (.06) | (.03) | (.01) | — |
| Diluted net income (loss) | **$ .90** | $ (1.32) | $ 1.59 | $ 1.26 | $ — |
| Diluted weighted average shares outstanding | **10,122** | 10,284 | 10,284 | 6,744 | — |

RECKSON ASSOCIATES REALTY CORP.

**SELECTED FINANCIAL DATA—CONTINUED**

*(in thousands except per share data and property count)*

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 |
| **BALANCE SHEET DATA (period end):** | | | | | |
| Commercial real estate properties, before accumulated depreciation | **$2,954,527** | $2,880,879 | $2,770,607 | $2,208,399 | $1,737,133 |
| Cash and cash equivalents (4) | **30,827** | 121,975 | 17,843 | 21,368 | 2,349 |
| Total assets | **2,907,920** | 2,994,218 | 2,998,030 | 2,733,878 | 1,854,816 |
| Mortgage notes payable | **740,012** | 751,077 | 728,971 | 459,174 | 253,463 |
| Unsecured credit facility (4) | **267,000** | 271,600 | 216,600 | 297,600 | 465,850 |
| Unsecured term loan | **—** | — | — | 75,000 | 20,000 |
| Senior unsecured notes | **499,305** | 449,463 | 449,385 | 449,313 | 150,000 |
| Market value of equity (1) | **1,681,372** | 1,915,587 | 2,016,390 | 1,726,845 | 1,332,882 |
| Total market capitalization including debt (1 and 2) | **3,052,818** | 3,251,599 | 3,397,204 | 2,993,756 | 2,199,936 |
| **OTHER DATA:** | | | | | |
| Funds from operations (basic) (3) | **$ 161,023** | $ 179,687 | $ 167,782 | $ 130,820 | $ 97,697 |
| Funds from operations (diluted) (3) | **$ 184,146** | $ 206,288 | $ 202,169 | $ 161,681 | $ 99,450 |
| Total square feet (at end of period) | **20,284** | 20,611 | 21,291 | 21,385 | 21,000 |
| Number of properties (at end of period) | **178** | 182 | 188 | 189 | 204 |

(1) Based on the sum of: (i) the market value of the Company's Class A common stock and operating partnership units (assuming conversion) of 55,522,307, 57,469,595, 53,046,928, 48,076,648 and 47,800,049 at December 31, 2002, 2001, 2000, 1999 and 1998, respectively (based on a per share/unit price of $21.05, $23.36, $25.06, $20.50 and $22.19 at December 31, 2002, 2001, 2000, 1999 and 1998, respectively), (ii) the market value of the Company's Class B common stock of 9,915,313, 10,283,513, 10,283,513 and 10,283,763 shares at December 31, 2002, 2001, 2000 and 1999, respectively (based on a per share price of $22.40, $25.51, $27.19 and $22.75 at December 31, 2002, 2001, 2000 and 1999, respectively), (iii) the liquidation preference value of 10,834,500, 11,192,000, 11,192,000 and 15,192,000 shares of the Company's preferred stock at December 31, 2002, 2001, 2000 and 1999, respectively (based on a per share value of $25.00), (iv) the liquidation preference value of 19,662, 30,965, 42,518 and 42,518 of the operating partnership's preferred units at December 31, 2002, 2001, 2000 and 1999, respectively (based on a per unit value of $1,000) and (v) at December 31, 2000 and December 31, 1999, the contributed value of a minority partners' preferred interest of $85 million.

(2) Debt amount is net of minority partners' proportionate share of joint venture debt plus the Company's share of unconsolidated joint venture debt.

(3) *Management believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. FFO is defined by* the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from debt restructuring and sales of properties plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with Generally Accepted Accounting Principles and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures. Since all companies and analysts do not calculate FFO in a similar fashion, the Company's calculation of FFO may not be comparable to similarly titled measures as reported by other companies.

(4) On January 4, 2002, approximately $85 million of the cash proceeds received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY, was used to pay down the Company's unsecured credit facility.

The following discussion should be read in conjunction with the historical financial statements of Reckson Associates Realty Corp. (the "Company") and related notes thereto.

The Company considers certain statements set forth herein to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Company's expectations for future periods. Certain forward-looking statements, including, without limitation, statements relating to the timing and success of acquisitions and the completion of development or redevelopment of properties, the financing of the Company's operations, the ability to lease vacant space and the ability to renew or relet space under expiring leases, involve risks and uncertainties. Many of the forward-looking statements can be identifed by the use of words such as "believes", "may", "expects", "anticipates", "intends" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements and the Company can give no assurance that its expectation will be achieved. Among those risks, trends and uncertainties are: the general economic climate, including the conditions affecting industries in which our principal tenants compete; changes in the supply of and demand for office and industrial / R&D properties in the New York Tri-State area; changes in interest rate levels; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; financial condition of our tenants; changes in operating costs, including utility, security and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; liability for uninsured losses or environmental matters; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. These plans and estimates are subject to revisions from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

## Critical Accounting Policies

The consolidated financial statements of the Company include accounts of the Company and all majority-owned and controlled subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the Company's consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including its past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

*Revenue Recognition and Accounts Receivable*

Rental revenue is recognized on a straight line basis, which averages minimum rents over the terms of the leases. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the Company's balance sheets. The leases also typically provide for tenant reimbursements of common area maintenance and other operating expenses and real estate taxes. Ancillary and other property related income is recognized in the period earned.

The Company makes estimates of the collectibility of its accounts receivables related to base rents, tenant escalations and reimbursements and other revenue or income. The Company specifically analyzes tenant receivables and analyzes historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. In addition, when tenants are in bankruptcy the Company makes estimates of the expected recovery of pre-petition administrative and damage claims. In some cases, the ultimate resolution of those claims can exceed beyond a year. These estimates have a direct impact on the Company's net income, because a higher bad debt reserve results in less net income.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and the Company having no substantial continuing involvement with the buyer.

*Real Estate*

Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and / or replacements, which improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements are amortized on a straight-line basis over the term of the related leases.

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant will not be able to execute under the term of the lease as originally expected.

*Long Lived Assets*

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate properties and other investments. These assessments have a direct impact on the Company's net income, because taking an impairment results in an immediate negative adjustment to net income. In determining impairment, if any, the Company has adopted Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

*Stock–Based Compensation*

Effective January 1, 2002 the Company has elected to follow FASB Statement No. 123, "Accounting for Stock Based Compensation" ("Statement No. 123"). Statement No. 123 requires the use of option valuation models which determine the fair value of the option on the date of the grant. All future employee stock option grants will be expensed over the options' vesting periods based on the fair value at the date of the grant in accordance with Statement No. 123. The Company expects minimal financial impact from the adoption of Statement No. 123. To determine the fair value of the stock options granted, the Company uses a Black-Scholes option pricing model. Historically, the Company had applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans and reported pro forma disclosures in its Form 10-K filings by estimating the fair value of options issued and the related expense in accordance with Statement No. 123. Accordingly, no compensation cost had been recognized for its stock option plans prior to the Company's adoption of Statement No. 123.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement No. 148"). Statement No. 148 amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily adopts the fair value recognition method of recording stock option expense. Statement No. 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28. "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock options on reported net income and earnings per share in annual and interim financial statements.

## Overview and Background

The Reckson Group, the predecessor to the Company, was engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings, and also owned certain undeveloped land located primarily on Long Island, New York. In June 1995, the Company completed an initial public offering (the "IPO"), succeeded to the Reckson Group's real estate business and commenced operations.

The Company is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, acquisition, leasing, financing, management and development of office and industrial properties and also owns land for future development. The Company's growth strategy is focused on the commercial real estate markets in and around the New York tri-state area (the "Tri-State Area"). The Company owns all of its interests in its real properties, directly or indirectly, through Reckson Operating Partnership, L.P. (the "Operating Partnership").

In connection with the IPO, the Company was granted ten year options to acquire ten properties (the "Option Properties") which are either owned by certain Rechler family members who are also executive officers of the Company, or in which the Rechler family members own a non-controlling minority interest at a price based upon an agreed upon formula. In years prior to 2001, one Option Property was sold by the Rechler family members to a third party and four of the Option Properties were acquired by the Company for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 OP Units valued at approximately $8.8 million. Currently, certain Rechler family members retain their equity interests in the five remaining Option Properties (the "Remaining Option Properties") which were not contributed to the Company as part of the IPO. Such options provide the Company the right to acquire fee interest in two of the Remaining Option Properties and the Rechlers' minority interests in three Remaining Option Properties. The Independent Directors are currently reviewing whether the Company should exercise one or more of the options relating to the Remaining Option Properties.

The Company conducts its management, leasing and construction related services through taxable REIT subsidiaries as defined by the Internal Revenue Code of 1986 (the "Code"). These services are currently provided by Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction Group New York, Inc. and Reckson Construction Group, Inc. (collectively, the "Service Companies") in which, as of September 30, 2002, the Operating Partnership owned a 97% non-controlling interest. An entity which is substantially owned by certain Rechler family members who are also executive officers of the Company owned a 3% controlling interest in the Service Companies. In order to minimize the potential for corporate conflicts of interests which became possible as a result of changes to the Code that permit REITs to own 100% of taxable REIT subsidiaries, the Independent Directors of the Company approved the purchase by the Operating Partnership of the remaining 3% interest in the Service Companies. On October 1, 2002, the Operating Partnership acquired such 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. Such amount was less than the total amount of capital contributed to the Service Companies by the Rechler family members. As a result of the acquisition of the remaining interests in the Service Companies, the Operating Partnership commenced consolidating the operations of the Service Companies. During 2002, Reckson Construction Group, Inc. billed approximately $144,000 of market rate services and Reckson Management Group, Inc. billed approximately $313,000 of market rate management fees to the Remaining Option Properties. In addition, for the year ended December 31, 2002, Reckson Construction Group, Inc. performed market rate services, aggregating approximately $322,000 for a property in which certain executive officers maintain an equity interest.

Reckson Management Group, Inc. leases 43,713 square feet of office and storage space at a Remaining Option Property for its corporate offices located in Melville, New York at an annual base rent of approximately $1.2 million. Reckson Management Group, Inc. also leases 10,722 square feet of warehouse space used for equipment, materials and inventory storage at a Remaining Option Property located in Deer Park, New York at an annual base rent of approximately $75,000.

A company affiliated with an Independent Director of the Company leases 15,566 square feet in a property owned by the Company at an annual base rent of approximately $431,500. Reckson Strategic Venture Partners, LLC ("RSVP") leases 5,144 square feet in one of the Company's joint venture properties at an annual base rent of approximately $176,000.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. Currently the Company owns, through Metropolitan, five Class A office properties aggregating approximately 3.5 million square feet.

During September 2000, the Company formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV which was then distributed to the Company. The Company is responsible for managing the day-to-day operations and business affairs of the Tri-State JV and has substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarliy intended to protect its investment. For purposes of its financial statements the Company consolidates the Tri-State JV.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement Systems ("NYSTRS") (the "919JV") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. The Company is responsible for managing the day-to-day operations and business affairs of the 919JV and has substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the 919JV.

As of December 31, 2002 the Company owned 178 properties (inclusive of 11 joint venture properties) in the Tri-State Area suburban and Central Business District ("CBD") markets, encompassing approximately 20.3 million rentable square feet, all of which are managed by the Company. These properties include 60 Class A suburban office properties encompassing approximately 8.5 million rentable square feet, of which 42 of these properties, or 74% as measured by square footage, are located within the Company's ten office parks. Reckson has historically emphasized the development and acquisition of properties that are part of large-scale suburban office parks. The Company believes that owning properties in planned office and industrial parks provides certain strategic advantages, including the following: (i) certain tenants prefer being located in a park with other high quality companies to enhance their corporate image, (ii) parks afford tenants certain aesthetic amenities such as a common landscaping plan, standardization of signage and common dining and recreational facilities, (iii) tenants may expand (or contract) their business within a park, enabling them to centralize business functions and (iv) a park provides tenants with access to other tenants and may facilitate business relationships between tenants. The properties also include 15 Class A CBD office properties encompassing approximately 5.1 million rentable square feet. The CBD office properties consist of five properties located in New York City, eight properties located in Stamford, CT and two properties located in White Plains, NY. Additionally, the properties include 101 industrial / R&D properties encompassing approximately 6.7 million rentable square feet, of which 71 of these properties, or 58% as measured by square footage, are located within the Company's three industrial parks. The properties also include two retail properties comprising approximately 20,000 rentable square feet. The Company also owns a 355,000 square foot office property located in Orlando, Florida.

The Company also owns approximately 338 acres of land in 14 separate parcels of which the Company can develop approximately 3.2 million square feet of office space and approximately 470,000 square feet of industrial / R&D space. The Company is currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential for potential disposition. As of December 31, 2002, the Company had invested approximately $121.2 million in these development projects. Management has made subjective assessments as to the value and recoverability of these investments based on current and proposed development plans, market comparable land values and alternative use values. The Company has capitalized approximately $10.5 million during 2002 related to real estate taxes, interest and other carrying costs related to these development projects. Since the IPO, the Company has developed, redeveloped, renovated or repositioned 27 properties encompassing approximately 5.3 million square feet of office and industrial space.

During February 2003, the Company, through Reckson Construction Group, Inc., entered into a contract with an affiliate of First Data Corp. to sell a 19.3-acre parcel of land located in Melville, N.Y. and has been retained by the purchaser to develop a build-to-suit 195,000 square foot office building for aggregate consideration of approximately $47 million. This transaction is scheduled to close during the first quarter of 2003 and construction of the aforementioned office building is scheduled to commence shortly thereafter.

The Company holds a $17.0 million note receivable which bears interest at 11.5% per annum and is secured by a minority partnership interest in Omni Partners, L.P., owner of the Omni, a 579,000 square foot Class A office property located in Uniondale, N.Y. (the "Omni Note"). The Company currently owns a 60% majority partnership interest in Omni Partners, L.P. and on March 14, 2007 may exercise an option to acquire the remaining 40% interest for a price based on 90% of the fair market value of the property. The Company also holds three other notes receivable aggregating $36.5 million which bear interest at rates ranging from 10.5% to 12% per annum and are secured in part by a minority partner's preferred unit interest in the Operating Partnership, certain interest in real property and a personal guaranty (the "Other Notes" and collectively with the Omni Note, the "Note Receivable Investments"). As of December 31, 2002, management has made subjective assessments as to the underlying security value on the Company's Note Receivable Investments. Based on these assessments the Company's management believes there is no impairment to the carrying value related to the Company's Note Receivable Investments. The Company also owns a 355,000 square foot office building in Orlando, Florida. This non-core real estate holding was acquired in May 1999 in connection with the Company's initial New York City portfolio acquisition. This property is cross collateralized under a $103 million mortgage note payable along with one of the Company's New York City buildings.

The Company also owns a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV") which it manages. The remaining 40% interest is owned by JAH Realties L.P. Jon Halpern, the CEO and a director of HQ Global Workplaces, is a partner in JAH Realties, L.P. As of December 31, 2002, the 520JV had total assets of $21.0 million, a mortgage note payable of $12.5 million and other liabilities of $197,000. The Company's allocable share of the 520JV mortgage note payable is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. In addition, the 520JV had total revenues of $4.2 million and $4.0 million and total expenses of $3.3 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, the Company accounts for the 520JV under the equity method of accounting. The 520JV contributed approximately $648,000 and $478,000 to the Company's equity in earnings of real estate joint ventures for the year ended December 31, 2002 and 2001, respectively.

Through its ownership of properties in the key CBD and suburban office markets in the Tri-State Area, the Company believes it has a unique competitive advantage as the trend toward the regional decentralization of the workplace increases. Due to the events of September 11, 2001, as well as technological advances which further enable decentralization, companies are strategically re-evaluating the benefits and feasibility of regional decentralization and reassessing their long-term space needs. The Company believes this multi-location regional decentralization will continue to take place, increasing as companies begin to have better visibility as to the future of the economy, further validating our regional strategy of maintaining a significant market share in each of the key CBD and suburban office markets in the Tri-State Area.

The Company's core business strategy is based on a long-term outlook considering real estate is a cyclical business. The Company seeks to accomplish long-term stability and success by developing and maintaining an infrastructure and franchise that is modeled for success over the long-term. This approach allows the Company to recognize different points in the market cycle and adjust our strategy accordingly. Currently, the Company remains cautious about the market environment. With this cautious bias we choose to maintain our conservative operating strategy of focusing on retaining high occupancies, controlling operating expenses, maintaining a high level of investment discipline and preserving financial flexibility.

The market capitalization of the Company at December 31, 2002 was approximately $3.1 billion. The Company's market capitalization is based on the sum of (i) the market value of the Company's Class A common stock and common units of limited partnership interest in the Operating Partnership ("OP Units") (assuming conversion) of $21.05 per share / unit (based on the closing price of the Company's Class A common stock on December 31, 2002), (ii) the market value of the Company's Class B common stock of $22.40 per share (based on the closing price of the Company's Class B common stock on December 31, 2002), (iii) the liquidation preference value of the Company's Series A preferred and Series B preferred stock of $25 per share, (iv) the liquidation preference value of the Operating Partnership's preferred units of $1,000 per unit and (v) approximately $1.4 billion (including its share of joint venture debt and net of minority partners' interests share of joint venture debt) of debt outstanding at December 31, 2002. As a result, the Company's total debt to total market capitalization ratio at December 31, 2002 equaled approximately 44.9%.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc. ("FrontLine") and RSVP. RSVP is a real estate venture capital fund which invests primarily in real estate and real estate operating companies outside the Company's core office and industrial focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2002, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2002, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million. RSVP retained the services of two managing directors to manage RSVP's day to day operations. Prior to the spin off of Frontline, the Company guaranteed certain salary provisions of their employment agreements with RSVP Holdings, LLC, RSVP's common member. The term of these employment agreements is seven years commencing March 5, 1998, provided however, that the term may be earlier terminated after five years upon certain circumstances. The salary for each managing director is $1 million in the first five years and $1.6 million in years six and seven.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions. If the RSVP-controlled joint ventures reported losses, the Company would record its proportionate share of such losses.

At December 31, 2001, the Company, pursuant to Section 166 of the Code, charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, the Company charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and on June 12, 2002, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments, is approximately $65 million which was reassessed with no change by management as of December 31, 2002. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet. The common and preferred members of RSVP are currently in dispute over certain provisions of the RSVP operating agreement. The members are currently negotiating to restructure the RSVP operating agreement to settle the dispute. There can be no assurances that the members will successfully negotiate a settlement.

Both the FrontLine Facility and the RSVP Facility terminate on June 15, 2003, are unsecured and advances thereunder are recourse obligations of FrontLine. Notwithstanding the valuation reserve, under the terms of the credit facilities, interest accrued on the FrontLine Loans at a rate equal to the greater of (a) the prime rate plus two percent and (b) 12% per annum, with the rate on amounts that were outstanding for more than one year increasing annually at a rate of four percent of the prior year's rate. In March 2001, the credit facilities were amended to provide that (i) interest is payable only at maturity and (ii) the Company may transfer all or any portion of its rights or obligations under the credit facilities to its affiliates. The Company requested these changes as a result of changes in REIT tax laws. As a result of FrontLine's default under the FrontLine Loans, interest on borrowings thereunder accrue at default rates ranging between 13% and 14.5% per annum.

Scott H. Rechler, who serves as Co-Chief Executive Officer and a director of the Company, serves as CEO and Chairman of the Board of Directors of FrontLine.

HQ Global Workplaces, Inc. ("HQ"), one of the largest providers of flexible officing solutions in the world and which is controlled by FrontLine, currently operates nine (formerly eleven) executive office centers in the Company's properties, three of which are held through joint ventures. The leases under which these office centers operate expire between 2008 and 2011, encompass approximately 202,000 square feet and have current contractual annual base rents of approximately $6.1 million. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to HQ filing for bankruptcy protection it defaulted under their leases with the Company. Further, effective March 13, 2002, the Bankruptcy Court granted HQ's petition to reject two of its leases with the Company. The two rejected leases aggregated approximately 23,900 square feet and provided for contractual base rents of approximately $548,000 for the 2002 calendar year. Commencing April 1, 2002 and pursuant to the bankruptcy filing, HQ has been paying current rental charges under its leases with the Company, other than under the two rejected leases. The Company is in negotiation to restructure four of the leases and leave the terms of the remaining five leases unchanged. All negotiations with HQ are conducted through a committee designated by the Board and chaired by an independent director. There can be no assurance as to whether any deal will be consummated with HQ or if HQ will affirm or reject any or all of its remaining leases with the Company. As a result of the foregoing, the Company has reserved approximately $550,000 (net of minority partners' interests and including the Company's share of unconsolidated joint venture interest), or 74%, of the amounts due from HQ as of December 31, 2002. Scott H. Rechler serves as non-executive Chairman of the Board of HQ and Jon Halpern is the Chief Executive Officer and a director of HQ.

WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased, as of December 31, 2002, approximately 527,000 square feet in thirteen of the Company's properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The total annualized base rental revenue from these leases amounted to approximately $12.0 million, or 2.9% of the Company's total 2002 annualized rental revenue, making it the Company's second largest tenant based on base rental revenue earned on a consolidated basis. All of WorldCom's leases were current on base rental charges through December 31, 2002 and the Company currently holds approximately $300,000 in security deposits relating to these leases. In February 2003, the Bankruptcy Court granted WorldCom's petition to reject three of its leases with the Company. The three rejected leases aggregated approximately 192,000 square feet and provided for contractual base rents of approximately $4.8 million for the 2002 calendar year. The Company is currently in negotiations to restructure the remaining WorldCom leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with the Company. As a result of the foregoing, the Company has written off approximately $1.1 million of deferred rent receivable. In addition, the Company reserved an additional $475,000 against the deferred rents receivable representing approximately 46% of the outstanding deferred rents receivable attributable to the remaining WorldCom leases.

MetroMedia Fiber Network Services, Inc. ("MetroMedia"), which leased approximately 112,000 square feet in one property from the Company, voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in May 2002. MetroMedia's lease with the Company provided for contractual base rent of approximately $25 per square foot amounting to $2.8 million per calendar year and expired in May 2010. In July 2002, the Bankruptcy Court granted MetroMedia's petition to restructure and reduce space under its existing lease. As a result, the lease was amended to reduce MetroMedia's space by 80,357 square feet to 31,718 square feet. Annual base rent on the 31,718 square feet MetroMedia will continue to lease is $25 per square foot amounting to approximately $793,000 per annum. Further, pursuant to the Bankruptcy Court order MetroMedia is required to pay to the Company a surrender fee of approximately $1.8 million. As a result of the foregoing, the Company wrote-off approximately $388,000 of deferred rent receivable relating to this lease and recognized the aforementioned surrender fee.

Arthur Andersen, LLP ("AA") leased approximately 38,000 square feet in one of the Company's New York City buildings. AA's lease with the Company provided for base rent of approximately $2 million on an annualized basis and expired in April 2004. AA has experienced significant financial difficulties with its business and as a result has entered into a lease termination agreement with the Company effective November 30, 2002. In October 2002, AA paid the Company for all base rental and other charges through November 30, 2002 and a lease termination fee of approximately $144,000. As a result of the foregoing, the Company has written off approximately $130,000 of deferred rent receivable attributable to AA's lease.

### Results of Operations

The Company's total revenues decreased by $8.6 million or 1.7% from 2001 to 2002 and increased by $31.3 million or 6.5% from 2000 to 2001. Property operating revenues, which include base rents and tenant escalations and reimbursements ("Property Operating Revenues") increased by $3.9 million or .8% from 2001 to 2002 and $45.7 million or 10.2% from 2000 to 2001. The 2002 increase in Property Operating Revenues is attributable to net increases in rental rates and lease termination fees in our "same store" properties of $8.2 million. In addition, Property Operating Revenues increased by $8.7 million attributable to lease up of newly developed and redeveloped assets. These increases were offset by $10.6 million of revenue attributable to six properties that were sold in 2001 and an increase in reserves or write-offs of $2.4 million related to tenant receivables and deferred rents receivable. The 2001 increase in Property Operating Revenues is primarily attributable to increases in rental rates in our "same store" properties amounting to $29.3 million. In addition, $12.4 million of the increase was generated by the lease up of newly developed and redeveloped properties added to the operating portfolio. The increase in Property Operating Revenues offset the decrease of $14.4 million in other revenues. This decrease is primarily due to a decrease of $11.6 million related to interest earned on advances made under the FrontLine Loans.

The Company's base rent reflects the positive impact of the straight-line rent adjustment of $26.6 million in 2002, $41.6 million in 2001 and $38.8 million in 2000. The 2002, 2001 and 2000 straight-line rent adjustment includes $9.4 million, $26.9 million and $23.3 million, respectively, generated from the property located at 919 Third Avenue, New York, NY, which is primarily attributable to rental abatement periods for the three largest tenants.

During the year ended December 31, 2002, the Company incurred approximately $6.3 million of bad debt expense related to tenant receivables and deferred rents receivable which accordingly reduced total revenues for the year then ended.

Property operating expenses, real estate taxes and ground rents ("Property Expenses") increased by $7.8 million or 4.6% from 2001 to 2002 and $11.2 million or 7.2% from 2000 to 2001. The 2002 increase in Property Expenses is primarily due to a $5.3 million increase in property operating expenses and a $5.9 million increase in real estate taxes related to our "same store" properties. Included in the $5.3 million increase in property operating expenses is $2.7 million and $1.4 million of increased insurance and security costs, respectively. These increases result primarily from implications of the events that occurred on September 11, 2001 and the security cost increases relate primarily to our New York City properties. In addition, Property Expenses increased by $2.0 million attributable to the lease up of newly developed and redeveloped properties. These increases in Property Expenses were offset by $5.4 million of expenses attributable to six properties that were sold in 2001. The

2001 increase in Property Expenses is primarily due to an increase in property operating expenses of $10.2 million in our "same-store" properties which consists of a $6.2 million increase in property operating expenses and a $4.0 million increase in real estate taxes. The increase in Property Expenses is also attributable to increases in labor costs, maintenance contracts and security costs. In addition, there was an increase in Property Expenses of $2.7 million due to higher occupancy levels at our developed and redeveloped properties.

Gross operating margins (defined as Property Operating Revenues less Property Expenses, taken as a percentage of Property Operating Revenues) for 2002, 2001 and 2000 were 64.9%, 66.1% and 65.2%, respectively. The slight decrease from 2001 to 2002 in gross operating margin percentages resulted primarily from portfolio wide increases in real estate taxes and property and liability insurance costs. The increase from 2000 to 2001 is primarily due to an increase in rental rates.

Marketing, general and administrative expenses were $31.6 million in 2002, $30.6 million in 2001 and $27.2 million in 2000. The increase in marketing, general and administrative expenses is primarily due to the increased costs of maintaining offices and infrastructure in each of the Company's five divisional markets and costs associated with the growth of the Company. The Company's business strategy has been to expand further into the Tri-State Area suburban and CBD markets and the New York City market, to create a superior franchise value by applying its standards for high quality office and industrial / R&D space and premier tenant service to its five operating divisions. Over the past three years the Company has supported this effort by increasing its marketing programs and strengthening its resources and operating systems. The cost of these efforts is reflected in both marketing, general and administrative expenses as well as the revenue growth of the Company. To a lesser extent, in 2001, the increase in marketing, general and administrative costs was impacted by legal and professional fees incurred in connection with certain cancelled acquisition transactions and amortization of deferred compensation costs. Marketing, general and administrative expenses as a percentage of operating revenues from continuing operations were 6.2% in 2002, 5.9% in 2001 and 5.6% in 2000.

Interest expense was $88.6 million in 2002, $93.1 million in 2001 and $96.3 million in 2000. The decrease of $4.5 million from 2001 to 2002 is attributable to an overall decrease in interest rates on the Company's unsecured credit facility amounting to approximately $8.7 million. This decrease was offset by (i) increased interest expense of $1.7 million on the Company's senior unsecured notes resulting from the issuance of $50 million of five-year notes in June 2002, (ii) a net increase in mortgage interest expense of approximately $520,000 which was primarily attributable to the $50 million principal increase on the debt of 919 Third Avenue in July 2001 and the satisfaction of three mortgage notes payable aggregrating approximately $24.3 million during 2001 and (iii) approximately a $2.0 million decrease in capitalized interest attributable to a decrease in the level of development projects. The decrease of $3.2 million from 2000 to 2001 is attributable to lower interest rates and a decreased average balance on the Company's unsecured credit facility. This was partially offset by an increase in the Company's mortgage notes payable which was the result of the refinancing of the property located at 919 Third Avenue, New York, NY. The weighted average balance outstanding on the Company's unsecured credit facility was $284.5 million in 2001 and $416.5 million in 2000.

Included in depreciation and amortization expense is amortized financing costs of $4.5 million in 2002, $4.5 million in 2001 and $4.1 million in 2000.

For the year ended December 31, 2001, the Company's consolidated statement of operations includes valuation reserve charges of $166.1 million which is comprised of the following: (i) valuation reserve charges, inclusive of anticipated costs, of $163 million related to the Company's investments in the FrontLine Loans and joint ventures with RSVP (see Overview and Background for a further discussion of this valuation reserve charge), (ii) in November 1999, the Company received 176,186 shares of the common stock of FrontLine as fees in connection with the FrontLine Loans. As a result of certain tax rule provisions included in the REIT Modernization Act, it was determined that the Company could no longer maintain any equity position in FrontLine. As part of a compensation program, the Company distributed these shares to certain non-executive employees subject to recourse loans. The loans were scheduled to be forgiven over time based on continued employment with the Company. Based on the current value of FrontLine's common stock the Company has established a valuation reserve charge relating to the outstanding balance of these loans in the amount of $2.4 million and (iii) based on the Company's value assessment of its investment in Captivate Network, Inc., an unrelated technology based service company, the Company recorded a valuation reserve charge of approximately $700,000.

Extraordinary losses, net of limited partners' minority interest, resulted in a $2.4 million loss in 2002, a $2.6 million loss in 2001 and a $1.4 million loss in 2000. The extraordinary losses were all attributable to the write-offs of certain deferred loan costs incurred in connection with the Company's refinancing of its debt.

**Liquidity and Capital Resources**

Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures of the Company. The Company expects to meet its short-term liquidity requirements generally through its net cash provided by operating activities along with the Credit Facility previously discussed. The Credit Facility contains several financial covenants with which the Company must be in compliance in order to borrow funds thereunder. During certain quarterly periods, the Company may incur significant leasing costs as a result of increased market demands from tenants and high levels of leasing transactions. As a result, during these periods the Company's cash flow from operating activities may not be sufficient to pay 100% of the quarterly dividends due on its common stock. To meet the short-term funding requirements relating to these leasing costs, the Company may use proceeds of property sales or borrowings under its Credit Facility. The Company expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt and equity securities of the Company. There can be no assurance that there will be adequate demand for the Company's equity at the time or at the price in which the Company desires to raise capital through the sale of additional equity. In addition, when valuations for commercial real estate properties are high, the Company will seek to sell certain properties or interests therein to realize value and profit created. The Company will then seek opportunities to reinvest the capital realized from these dispositions back into value-added assets in the Company's core Tri-State Area markets, as well as pursue its stock repurchase program. The Company will refinance existing mortgage indebtedness or indebtedness under the Credit Facility at maturity or retire such debt through the issuance of additional debt securities or additional equity securities. The Company anticipates that the current balance of cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and equity offerings, will be adequate to meet the capital and liquidity requirements of the Company in both the short and long-term.

As a result of current economic conditions, certain tenants have either not renewed their leases upon expiration or have paid the Company to terminate their leases. In addition, a number of U.S. companies have filed for protection under federal bankruptcy laws. Certain of these companies are tenants of the Company. The Company is subject to the risk that other companies that are tenants of the Company may file for bankruptcy protection. This may have an adverse impact on the financial results and condition of the Company. In addition, vacancy rates in our markets have been trending higher and in some instances our asking rents in our markets have been trending lower and landlords are being required to grant greater concessions such as free rent and tenant improvements. Additionally, the Company carries comprehensive liability, fire, extended coverage and rental loss insurance on all of its properties. Five of the Company's properties are located in New York City. As a result of the events of September 11, 2001, insurance companies are limiting coverage for acts of terrorism in all risk policies. In November 2002, the Terrorism Risk Insurance Act of 2002 was signed into law which, among other things, requires insurance companies to offer coverage for losses resulting from defined "acts of terrorism" through 2004. The Company's current insurance coverage provides for full replacement cost of its properties, except that the coverage for acts of terrorism on its properties covers losses in an amount up to $300 million per occurrence. As a result, the Company may suffer losses from acts of terrorism that are not covered by insurance. In addition, the mortgage loans which are secured by certain of the Company's properties contain customary covenants, including covenants that require the Company to maintain property insurance in an amount equal to replacement cost of the properties. There can be no assurance that the lenders under these mortgage loans will not take the position that exclusions from the Company's coverage for losses due to terrorist acts is a breach of a covenant which, if uncured, could allow the lenders to declare an event of default and accelerate repayment of the mortgage loans. Other outstanding debt instruments contain standard cross default provisions that would be triggered in the event of an acceleration of the mortgage loans. This matter could adversely affect the Company's financial results, its ability to finance and/or refinance its properties or to buy or sell properties.

The terrorist attacks of September 11, 2001 in New York City may adversely effect the value of the Company's New York City properties and its ability to generate cash flow. There may be a decrease in demand in metropolitan areas that are considered at risk for future terrorist attacks, and this decrease may reduce the Company's revenues from property revenues.

In order to qualify as a REIT for federal income tax purposes, the Company is required to make distributions to its stockholders of at least 90% of REIT taxable income. The Company expects to use its cash flow from operating activities for distributions to stockholders and for payment of recurring, non-incremental revenue-generating expenditures. The Company intends to invest amounts accumulated for distribution in short-term investments.

*Summary of Cash Flows*

Net cash provided by operating activities totaled $196.1 million in 2002, $186.0 million in 2001 and $169.2 million in 2000. Increases for each year were primarily attributable to the growth in cash flow provided by the acquisition of properties and / or the increased occupancy levels of the Company's development properties and the increase in rental rates in all of the Company's markets. The lower level of increase in 2002 is attributable to a more competitive operating environment in which the Company did not acquire additional properties as well as a decrease in market rental rates and occupancies in the Company's markets.

Net cash used in investing activities totaled $85.1 million in 2002, $87.5 million in 2001 and $261.3 million in 2000. The decrease in cash flows used in investing activities over the past three years is primarily attributable to the Company's decrease in property acquisitions. Cash used in investing activities during 2002 related primarily to the Company's ongoing development of its properties, the acquisition of approximately 52.7 acres of development land located in Valhalla, NY and costs associated with creating tenant space including the payment of leasing costs. Cash used in investing activities during 2001 and 2000 related primarily to investments in real estate properties including development costs. Included in these investing activities for the 2001 and 2000 periods is the Company's investments of approximately $18.7 million and $16.3 million, respectively, in RSVP-controlled (REIT qualified) joint ventures. Cash used in investing activities for the 2001 and 2000 periods was offset by proceeds from the redemption of the Company's preferred equity investments in Keystone Property Trust as well as from sales of real estate, securities and mortgage note receivable repayments in each of the years then ended.

Net cash used in financing activities totaled $202.2 million in 2002. Net cash provided by financing activities totaled $5.7 million in 2001 and $88.6 million in 2000. Cash used in financing activities during 2002 related primarily to the Company's stock buy-back program and repurchases of its Series A preferred stock aggregating approximately $75 million. In addition, during 2002 cash used in financing activities was impacted by principal payments on secured borrowings and dividends and distributions. These uses of cash were offset by the Company issuing $50 million of five-year senior unsecured notes. Cash provided by financing activities during 2001 and 2000 related primarily to proceeds from secured debt financings, minority partner contributions and advances under the Company's unsecured credit facility. Cash provided by financing activities for the 2001 and 2000 periods was offset by advances made under the FrontLine Loans of approximately $7.2 million and $13.6 million, respectively. Cash provided by financing activities during these years was also offset by principal payments on secured borrowings and the unsecured credit facility as well as loan and equity issuance costs and dividends and distributions.

*Investing Activities*

On April 1, 2002, the Company paid approximately $23.8 million to acquire 52.7 acres of land located in Valhalla, NY on which the Company can develop approximately 875,000 square feet of office space. The Company currently owns and operates three buildings encompassing approximately 700,000 square feet in the same office park in which this land parcel is located. This acquisition was financed in part from the sales proceeds of an office property being held by a qualified intermediary for the purposes of an exchange of real property pursuant to Section 1031 of the Code and from an advance under the Credit Facility.

On August 7, 2002, the Company sold an industrial property on Long Island aggregating approximately 32,000 square feet for approximately $1.8 million. This property was sold to the sole tenant of the property through an option contained in the tenant's lease. On August 8, 2002, the Company sold two Class A office properties located in Westchester County, NY aggregating approximately 157,000 square feet for approximately $18.5 million. Net proceeds from these sales were used to repay borrowings under the Credit Facility and for general corporate purposes.

The following table sets forth the Company's invested capital (before valuation reserves) in RSVP controlled (REIT-qualified) joint ventures and amounts which were advanced under the RSVP Commitment to FrontLine, for its investment in RSVP controlled investments (in thousands):

| | RSVP controlled joint ventures | Amounts advanced | Total |
|---|---|---|---|
| Privatization | $21,480 | $ 3,520 | $ 25,000 |
| Student Housing | 18,086 | 3,935 | 22,021 |
| Medical Offices | 20,185 | — | 20,185 |
| Parking | — | 9,091 | 9,091 |
| Resorts | — | 8,057 | 8,057 |
| Net leased retail | — | 3,180 | 3,180 |
| Other assets and overhead | — | 21,598 | 21,598 |
| | $59,751 | $49,381 | $109,132 |

Included in these investments is approximately $16.5 million of cash that has been contributed to the respective RSVP controlled joint ventures or advanced under the RSVP Commitment to FrontLine and is being held, along with cash contributed by the preferred investors.

*Financing Activities*

During 2002, the Company paid cash dividends on its Class A common stock of approximately $1.70 per share and approximately $2.59 per share on its Class B common stock.

The Board of Directors of the Company has authorized the purchase of up to five million shares of the Company's Class A common stock and / or its Class B common stock. It is anticipated that transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time.

As of December 31, 2002, under this buy-back program, the Company purchased 368,200 shares of Class B common stock at an average price of $22.90 per Class B share and 2,698,400 shares of Class A common stock at an average price of $21.60 per Class A share for an aggregate purchase price for both the Class A and Class B common stock of approximately $66.7 million. As a result of these purchases, annual common stock dividends will decrease by approximately $5.5 million. Previously, under the Company's prior stock buy-back program, the Company purchased and retired 1,410,804 shares of Class B common stock at an average price of $21.48 per Class B share and 61,704 shares of Class A common stock at an average price of $23.03 per Class A share for an aggregate purchase price for both the Class A and Class B common stock of approximately $31.7 million.

The Board of Directors of the Company has formed a pricing committee to consider purchases of up to $75 million of the Company's outstanding preferred securities. During October 2002, the Company purchased and retired 357,500 shares of its Series A preferred stock at $22.29 per share for approximately $8.0 million. As a result of this purchase, annual preferred dividends will decrease by approximately $682,000.

During the year ended December 31, 2002, approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, were exchanged for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, 666,468 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

In May 2001, a minority partner that owned an $85 million preferred equity investment in Metropolitan converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result of the minority partner's conversion of its preferred equity investment, the Company owns 100% of Metropolitan.

The Company currently has a three year $500 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, Wells Fargo Bank, National Association as syndication agent and Citicorp North America, Inc. and Wachovia Bank, National Association as co-documentation agents. The Credit Facility matures in December 2005, contains options for a one year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. In addition, borrowings under the Credit Facility are currently priced off LIBOR plus 90 basis points and the Credit Facility carries a facility fee of 20 basis points per annum. In the event of a change in the Operating Partnership's unsecured credit rating the interest rates and facility fee are subject to change. The outstanding borrowings under the Credit Facility were $267.0 million at December 31, 2002.

The Credit Facility replaced the Company's $575 million unsecured credit facility (the "Prior Facility" and together with the Credit Facility, the "Credit Facility"). As a result, certain deferred loan costs incurred in connection with the Prior Facility were written off. Such amount is reflected as an extraordinary loss in the Company's consolidated statements of operations.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2002, the Company had availability under the Credit Facility to borrow approximately an additional $203.0 million subject to compliance with certain financial covenants.

On June 17, 2002, the Operating Partnership issued $50 million of five-year 6.00% (6.125% effective rate) senior unsecured notes. Net proceeds of approximately $49.4 million received from this issuance were used to repay outstanding borrowings under the Prior Facility.

*Capitalization*

The Company's indebtedness at December 31, 2002 totaled approximately $1.4 billion (including its share of joint venture debt and net of minority partners' interests share of joint venture debt) and was comprised of $267.0 million outstanding under the Credit Facility, approximately $499.3 million of senior unsecured notes and approximately $605.1 million of mortgage indebtedness with a weighted average interest rate of approximately 7.3% and a weighted average maturity of approximately 9.0 years. Based on the Company's total market capitalization of approximately $3.1 billion at December 31, 2002 (calculated based on the sum of (i) the market value of the Company's Class A common stock and OP Units, assuming conversion, (ii) the market value of the Company's Class B common stock, (iii) the liquidation preference value of the Company's preferred stock, (iv) the liquidation preference value of the Operating Partnership's preferred units and (v) the $1.4 billion of debt), the Company's debt represented approximately 44.9% of its total market capitalization.

During 2002, the Company repurchased 2,698,400 shares of its Class A common stock, 368,200 shares of its Class B common stock and 357,500 shares of its Series A preferred stock for an aggregate price of approximately $75 million dollars. In addition, the Operating Partnership issued $50 million of five-year, 6.00% senior unsecured notes. Net proceeds from this issuance were used to repay outstanding borrowings under the Prior Facility.

On October 16, 2000, the Company's Board of Directors announced that it adopted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price, depriving shareholders of the full value of their investment. A description of the Rights Plan is included in the Notes to Financial Statements of the Company.

*Contractual Obligations and Commercial Commitments*

The following table sets forth the Company's significant debt obligations by scheduled principal cash flow payments and maturity date and its commercial commitments by scheduled maturity at December 31, 2002 (in thousands):

| | Maturity Date | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
| Mortgage notes payable (1) | $12,300 | $ 13,169 | $ 14,167 | $ 13,785 | $ 11,305 | $117,389 | $ 182,115 |
| Mortgage notes payable (2) (3) | — | 2,616 | 18,553 | 129,920 | 60,539 | 346,269 | 557,897 |
| Senior unsecured notes | — | 100,000 | — | — | 200,000 | 200,000 | 500,000 |
| Unsecured credit facility | — | — | 267,000 | — | — | — | 267,000 |
| Land lease obligations | 2,707 | 2,811 | 2,814 | 2,795 | 2,735 | 43,276 | 57,138 |
| Operating leases | 1,368 | 1,313 | 1,359 | 1,407 | 1,455 | 683 | 7,585 |
| All rights lease obligations | 369 | 379 | 379 | 379 | 379 | 4,280 | 6,165 |
| | $16,744 | $120,288 | $304,272 | $148,286 | $276,413 | $711,897 | $1,577,900 |

(1) Scheduled principal amortization payments.

(2) Principal payments due at maturity.

(3) In addition, the Company has a 60% interest in an unconsolidated joint venture property. The Company's pro rata share of the mortgage debt at December 31, 2002 is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005.

Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and/or the Company. In addition, consistent with customary practices in non-recourse lending, certain non-recourse mortgages may be recourse to the Company under certain limited circumstances including environmental issues and breaches of material representations.

At December 31, 2002, the Company had approximately $1.0 million in outstanding undrawn standby letters of credit issued under the Credit Facility. In addition, approximately $45.1 million, or 6.1%, of the Company's mortgage debt is recourse to the Company.

*Other Matters*

Thirteen of the Company's office properties which were acquired by the issuance of OP Units are subject to agreements limiting the Company's ability to transfer them prior to agreed upon dates without the consent of the limited partner who transferred the respective property to the Company. In the event the Company transfers any of these properties prior to the expiration of these limitations, the Company may be required to make a payment relating to taxes incurred by the limited partner. The limitations on seven of the properties expire prior to June 30, 2003. The limitations on the remaining properties expire in 2013.

Eleven of the Company's office properties are held in joint ventures which contain certain limitations on transfer. These limitations include requiring the consent of the joint venture partner to transfer a property prior to various specified dates ranging from 2003 to 2005, rights of first offer, and buy / sell provisions.

The Company has historically structured long term incentive programs ("LTIP") using restricted stock and stock loans. In July 2002, as a result of certain provisions of the Sarbanes Oxley legislation, the Company has discontinued the use of stock loans in its LTIP. In connection with LTIP grants made prior to the enactment of the Sarbanes Oxley legislation the Company made stock loans to certain executive and senior officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The stock loans were set to bear interest at the mid-term Applicable Federal Rate and were secured by the shares purchased. Such stock loans (including accrued interest) vest and are ratably forgiven each year on the anniversary of the grant date based upon vesting periods ranging from four to ten years based on continued service and in part on attaining certain annual performance measures. These stock loans had an initial aggregate weighted average vesting period of approximately nine years. Approximately $4.5 million and $3.7 million of compensation expense was recorded for the years ended December 31, 2002 and 2001, respectively, related to these LTIP. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

During 2002, approximately $3.9 million of stock loans made in prior years in connection with the aforementioned LTIP matured. These stock loans were secured by 155,418 shares of Class A common stock which were issued at prices ranging from $22.50 per share to $27.13 per share. As a result of the Company discontinuing the use of stock loans as part of its LTIP the stock loans were satisfied with restricted stock held by the Company which secured the stock loans. The aggregate market value of these shares on the maturity dates of the stock loans was approximately $3.4 million. The aggregate difference between the market value of these shares and the carrying value of the stock loans was recorded as a loss on the accompanying consolidated statements of operations. The 155,418 shares of Class A common stock were subsequently retired by the Company.

The outstanding stock loan balances due from executive and senior officers aggregated approximately $17.0 million and $24.3 million at December 31, 2002 and 2001, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated statements of stockholders' equity. Other outstanding loans to executive and senior officers amounting to approximately $1.0 million at December 31, 2002 and 2001, related to life insurance contracts and approximately $1.0 million and $.9 million at December 31, 2002 and 2001, respectively, primarily related to tax payment advances on a stock compensation award made to a non-executive officer.

In November 2002, the Company granted rights to 190,524 shares of its Class A common stock to certain executive officers. These shares vest ratably over a four year period and will be issued in ratable installments on each anniversary date of the grant as compensation to the executive officer.

The Company established a new LTIP for its executive and senior officers. The four year plan has a core component which provides for annual stock based compensation based upon continued service and in part based on attaining certain annual performance measures. The plan has a special long term component which provides for compensation to be earned at the end of a four year period if the Company attains certain four year cumulative performance measures. Amounts earned under the special long term component may be paid in cash or stock at the discretion of the Compensation Committee of the Board. Performance measures are based on total shareholder returns on a relative and absolute basis.

*Funds From Operations*

Management believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from debt restructuring and sales of properties plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. (See Selected Financial Data). FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures.

Since all companies and analysts do not calculate FFO in a similar fashion, the Company's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

The following table presents the Company's FFO calculation for the years ended December 31 (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves, discontinued operations and extraordinary loss | $ 98,547 | $121,624 | $111,872 |
| Add: | | | |
| Equity in earnings of real estate joint ventures and service companies | 1,113 | 2,087 | 4,383 |
| Gain on sales of real estate | 537 | 20,173 | 18,669 |
| Discontinued operations (net of limited partners' minority interest) | 4,762 | 1,019 | 1,208 |
| Limited partners' minority interest | — | 5,878 | — |
| Less: | | | |
| Minority partners' interests in consolidated partnerships | 18,730 | 15,975 | 9,120 |
| Limited partners' minority interest | 6,238 | — | 11,574 |
| Preferred dividends and distributions | 23,123 | 23,977 | 28,012 |
| Valuation reserves on investments in affiliate loans and joint ventures and other investments | — | 166,101 | — |
| Extraordinary loss, net of limited partners' minority interest | 2,335 | 2,595 | 1,396 |
| Net income (loss) allocable to common shareholders | 54,533 | (57,867) | 86,030 |
| Adjustments for basic Funds From Operations | | | |
| Add: | | | |
| Limited partners' minority interest | 6,948 | — | 11,669 |
| Real estate depreciation and amortization | 108,906 | 100,967 | 90,552 |
| Minority partners' interests in consolidated partnerships | 18,730 | 15,975 | 9,120 |
| Valuation reserves on investments in affiliate loans and joint ventures | — | 163,000 | — |
| Extraordinary loss, net of limited partners' minority interest | 2,335 | 2,595 | 1,396 |
| Less: | | | |
| Limited partners' minority interest | — | 5,727 | — |
| Gain on sales of real estate | 5,433 | 20,173 | 18,669 |
| Amounts distributable to minority partners in consolidated partnerships | 24,996 | 19,083 | 12,316 |
| Basic Funds From Operations | 161,023 | 179,687 | 167,782 |
| Add: | | | |
| Dividends and distributions on dilutive shares and units | 23,123 | 26,601 | 34,387 |
| Diluted Funds From Operations | $184,146 | $206,288 | $202,169 |
| Weighted Average Shares/OP Units outstanding (1) | 67,180 | 66,057 | 61,050 |
| Diluted Weighted Average Shares/OP Units outstanding (1) | 78,133 | 79,027 | 78,119 |

(1) Assumes conversion of limited partnership units of the Operating Partnership.

**Inflation**

The office leases generally provide for fixed base rent increases or indexed escalations. In addition, the office leases provide for separate escalations of real estate taxes, operating expenses and electric costs over a base amount. The industrial leases generally provide for fixed base rent increases, direct pass through of certain operating expenses and separate real estate tax escalations over a base amount. The Company believes that inflationary increases in expenses will be offset by contractual rent increases and expense escalations described above. As a result of the impact of the events of September 11, 2001, the Company has realized increased insurance costs, particularly relating to property and terrorism insurance, and security costs. The Company has included these costs as part of its escalatable expenses. The Company has billed these escalatable expense items to its tenants consistent with the terms of the underlying leases and believes they are collectible. To the extent the Company's properties contain vacant space, the Company will bear such inflationary increases in expenses.

The Credit Facility bears interest at a variable rate, which will be influenced by changes in short-term interest rates, and is sensitive to inflation.

**Quantitative and Qualitative Disclosures About Market Risk**

The primary market risk facing the Company is interest rate risk on its long term debt, mortgage notes and notes receivable. The Company will, when advantageous, hedge its interest rate risk using financial instruments. The Company is not subject to foreign currency risk.

The Company manages its exposure to interest rate risk on its variable rate indebtedness by borrowing on a short-term basis under its Credit Facility until such time as it is able to retire the short-term variable rate debt with either a long-term fixed rate debt offering, long term mortgage debt, equity offerings or through sales or partial sales of assets.

The Company will recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2002, the Company had no derivates.

The fair market value ("FMV") of the Company's long term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long term debt, mortgage notes and notes receivable of similar risk and duration.

The following table sets forth the Company's long term debt obligations by scheduled principal cash flow payments and maturity date, weighted average interest rates and estimated FMV at December 31, 2002 (dollars in thousands):

| | For the Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total (1) | FMV |
| Long term debt: | | | | | | | | |
| Fixed rate | $12,300 | $115,785 | $ 32,720 | $143,705 | $271,844 | $663,658 | $1,240,012 | $1,260,299 |
| Weighted average interest rate | 7.51% | 7.47% | 6.92% | 7.38% | 7.51% | 7.32% | 7.37% | |
| Variable rate | $ — | $ — | $267,000 | $ — | $ — | $ — | $ 267,000 | $ 267,000 |
| Weighted average interest rate | —% | —% | 4.25% | —% | —% | —% | 4.25% | |

(1) Includes aggregate unamortized issuance discounts of approximately $695 on the senior unsecured notes issued during March 1999 and June 2002, which are due at maturity.

In addition, the Company has assessed the market risk for its variable rate debt, which is based upon LIBOR, and believes that a one percent increase in the LIBOR rate would have an approximate $2.7 million annual increase in interest expense based on $267.0 million of variable rate debt outstanding at December 31, 2002.

The following table sets forth the Company's mortgage notes and notes receivable by scheduled maturity date, weighted average interest rates and estimated FMV at December 31, 2002 (dollars in thousands):

| | For the Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total (2) | FMV |
| Mortgage notes and notes receivable: | | | | | | | | |
| Fixed rate | $— | $36,500 | $— | $— | $— | $16,990 | $53,490 | $54,642 |
| Weighted average interest rate | —% | 10.23% | —% | —% | —% | 11.95% | 10.77% | |

(2) Excludes interest receivables aggregating approximately $1.1 million.

RECKSON ASSOCIATES REALTY CORP.

**Consolidated Balance Sheets**

*(in thousands, except share amounts)*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **Assets** | | |
| Commercial real estate properties, at cost: (Notes 2, 3, 5 and 6) | | |
| Land | $ 418,040 | $ 408,837 |
| Buildings and improvements | 2,415,252 | 2,328,374 |
| Developments in progress: | | |
| Land | 92,924 | 69,365 |
| Development costs | 28,311 | 74,303 |
| Furniture, fixtures and equipment | 13,595 | 7,725 |
| | 2,968,122 | 2,888,604 |
| Less accumulated depreciation | (454,018) | (361,960) |
| | 2,514,104 | 2,526,644 |
| Investments in real estate joint ventures | 6,116 | 5,744 |
| Investment in mortgage notes and notes receivable (Note 6) | 54,547 | 56,234 |
| Cash and cash equivalents (Note 9) | 30,827 | 121,975 |
| Tenant receivables | 14,050 | 9,633 |
| Investments in service companies and affiliate loans and joint ventures (Note 8) | 73,332 | 79,184 |
| Deferred rents receivable | 107,366 | 81,089 |
| Prepaid expenses and other assets | 37,235 | 45,495 |
| Contract and land deposits and pre-acquisition costs | 240 | 3,782 |
| Deferred leasing and loan costs, less accumulated amortization of $48,049 and $41,411, respectively | 70,103 | 64,438 |
| Total Assets | $2,907,920 | $2,994,218 |
| **Liabilities** | | |
| Mortgage notes payable (Note 2) | $ 740,012 | $ 751,077 |
| Unsecured credit facility (Note 3) | 267,000 | 271,600 |
| Senior unsecured notes (Note 4) | 499,305 | 449,463 |
| Accrued expenses and other liabilities | 93,783 | 87,683 |
| Dividends and distributions payable | 31,575 | 32,988 |
| Total Liabilities | 1,631,675 | 1,592,811 |
| Minority partners' interests in consolidated partnerships | 242,934 | 242,698 |
| Preferred unit interest in the operating partnership | 19,662 | 30,965 |
| Limited partners' minority interest in the operating partnership | 71,420 | 81,887 |
| | 334,016 | 355,550 |
| Commitments and contingencies (Notes 9,10 and 13) | — | — |
| **Stockholders' Equity** (Note 7) | | |
| Preferred Stock, $.01 par value, 25,000,000 shares authorized | | |
| Series A preferred stock, 8,834,500 and 9,192,000 shares issued and outstanding, respectively | 88 | 92 |
| Series B preferred stock, 2,000,000 shares issued and outstanding | 20 | 20 |
| Common Stock, $.01 par value, 100,000,000 shares authorized | | |
| Class A common stock, 48,246,083 and 49,982,377 shares issued and outstanding, respectively | 482 | 500 |
| Class B common stock, 9,915,313 and 10,283,513 shares issued and outstanding, respectively | 99 | 103 |
| Treasury Stock, Class A common, 2,698,400 and 0 shares, respectively and Class B common, 368,200 and 0 shares, respectively | (63,954) | — |
| Additional paid in capital | 1,005,494 | 1,045,142 |
| Total Stockholders' Equity | 942,229 | 1,045,857 |
| Total Liabilities and Stockholders' Equity | $2,907,920 | $2,994,218 |

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

**CONSOLIDATED STATEMENTS OF OPERATIONS**

*(IN THOUSANDS, EXCEPT SHARE AMOUNTS)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| **REVENUES (NOTE 10):** | | | |
| Property operating revenues: | | | |
| Base Rents | $ **437,393** | $ 434,671 | $ 394,019 |
| Tenant escalations and reimbursements | **60,689** | 59,538 | 54,470 |
| Total property operating revenues | **498,082** | 494,209 | 448,489 |
| Interest income on mortgage notes and notes receivable (including $4,287, $4,196 and $5,237, respectively from related properties) | **6,279** | 6,238 | 8,212 |
| Investment and other income (including $85, $5,164 and $21,455, respectively from related parties) | **1,731** | 14,199 | 26,597 |
| Total revenues | **506,092** | 514,646 | 483,298 |
| **EXPENSES:** | | | |
| Property operating expenses | **175,041** | 167,291 | 156,103 |
| Marketing, general and administrative | **31,578** | 30,553 | 27,179 |
| Interest | **88,585** | 93,070 | 96,335 |
| Depreciation and amortization | **112,341** | 102,108 | 91,809 |
| Total expenses | **407,545** | 393,022 | 371,426 |
| Income before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves, discontinued operations and extraordinary loss | **98,547** | 121,624 | 111,872 |
| Minority partners' interests in consolidated partnerships | **(18,730)** | (15,975) | (9,120) |
| Limited partners' minority interest in the operating partnership | **(6,238)** | 5,878 | (11,574) |
| Distributions to preferred unit holders | **(1,288)** | (2,111) | (2,641) |
| Equity in earnings of real estate joint ventures and service companies (including $465, $1,450 and $2,792, respectively from related parties) | **1,113** | 2,087 | 4,383 |
| Gain on sales of real estate (Note 6) | **537** | 20,173 | 18,669 |
| Valuation reserves on investments in affiliate loans and joint ventures and other investments (Notes 8 and 13) | **—** | (166,101) | — |
| Income (loss) before discontinued operations, extraordinary loss and dividends to preferred shareholders loss | **73,941** | (34,425) | 111,589 |
| Discontinued operations (net of limited partners' minority interest): | | | |
| Income from discontinued operations | **495** | 1,019 | 1,208 |
| Gain on sales of real estate | **4,267** | — | — |
| Income (loss) before extraordinary loss and dividends to preferred shareholders | **78,703** | (33,406) | 112,797 |
| Extraordinary loss on extinguishment of debts (net of limited partners' minority interest) | **(2,335)** | (2,595) | (1,396) |
| Net Income (loss) | **76,368** | (36,001) | 111,401 |
| Dividends to preferred shareholders | **(21,835)** | (21,866) | (25,371) |
| Net income (loss) allocable to common shareholders | $ **54,533** | $ (57,867) | $ 86,030 |
| Net income (loss) allocable to: | | | |
| Class A common shareholders | $ **41,604** | $ (44,243) | $ 62,989 |
| Class B common shareholders | **12,929** | (13,624) | 23,041 |
| Total | $ **54,533** | $ (57,867) | $ 86,030 |
| Basic net income (loss) per weighted average common share: | | | |
| Class A common | $ **.79** | $ (1.19) | $ 1.19 |
| Gain on sales of real estate | **.01** | .29 | .28 |
| Discontinued operations | **.07** | .02 | .02 |
| Extraordinary loss | **(.03)** | (.04) | (.03) |
| Basic net income (loss) per Class A common | $ **.84** | $ (.92) | $ 1.46 |
| Class B common | $ **1.21** | $ (1.70) | $ 1.82 |
| Gain on sales of real estate | **.01** | .42 | .43 |
| Discontinued operations | **.11** | .02 | .03 |
| Extraordinary loss | **(.05)** | (.06) | (.04) |
| Basic net income (loss) per Class B common | $ **1.28** | $ (1.32) | $ 2.24 |
| Basic weighted average common shares outstanding: | | | |
| Class A common | **49,669,000** | 48,121,000 | 43,070,000 |
| Class B common | **10,122,000** | 10,284,000 | 10,284,000 |
| Diluted net income (loss) per weighted average common share: | | | |
| Class A common | $ **.83** | $ (.92) | $ 1.45 |
| Class B common | $ **.90** | $ (1.32) | $ 1.59 |
| Diluted weighted average common shares outstanding: | | | |
| Class A common | **49,968,000** | 48,121,000 | 43,545,000 |
| Class B common | **10,122,000** | 10,284,000 | 10,284,000 |

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

*(IN THOUSANDS)*

| | Preferred Stock | | Common Stock | | Treasury Stock | Additional Paid in capital | Retained Earnings | Total Stockholders' Equity | Limited Partners' Minority Interest |
|---|---|---|---|---|---|---|---|---|---|
| | Series A | Series B | Class A | Class B | | | | | |
| Stockholders' equity January 1, 2000 | $92 | $60 | $404 | $103 | $ — | $1,116,297 | $ — | $1,116,956 | $90,986 |
| Conversion of Series B Preferred Stock | — | (40) | 42 | — | — | (6,765) | — | (6,763) | 6,763 |
| Redemption of OP Units | — | — | — | — | — | — | — | — | (125) |
| Net proceeds from long term compensation issuances | — | — | 8 | — | — | 6,656 | — | 6,664 | — |
| Net income | — | — | — | — | — | — | 86,030 | 86,030 | 11,494 |
| Dividends and distributions paid and payable | — | — | — | — | — | (4,198) | (86,030) | (90,228) | (11,765) |
| Stockholders' equity December 31, 2000 | 92 | 20 | 454 | 103 | — | 1,111,990 | — | 1,112,659 | 97,353 |
| Issuance of OP Units | — | — | — | — | — | — | — | — | 11,557 |
| Redemption of OP Units | — | — | 6 | — | — | 15,412 | — | 15,418 | (15,577) |
| Net proceeds from long term compensation issuances | — | — | 5 | — | — | 6,423 | — | 6,428 | — |
| Issuance of Class A common stock | — | — | 35 | — | — | 77,777 | — | 77,812 | 7,188 |
| Repurchases of Class A common stock | — | — | — | — | — | (1,421) | — | (1,421) | — |
| Net loss | — | — | — | — | — | — | (57,867) | (57,867) | (6,030) |
| Dividends and distributions paid and payable | — | — | — | — | — | (165,039) | 57,867 | (107,172) | (12,604) |
| Stockholders' equity December 31, 2001 | 92 | 20 | 500 | 103 | — | 1,045,142 | — | 1,045,857 | 81,887 |
| Issuance of OP Units | — | — | — | — | — | 5,274 | — | 5,274 | 6,135 |
| Redemption of OP Units | — | — | 7 | — | — | 7,148 | — | 7,155 | (7,173) |
| Net proceeds from long term compensation issuances | — | — | (2) | — | — | 3,988 | — | 3,986 | — |
| Issuance of Class A common stock | — | — | 4 | — | — | 7,065 | — | 7,069 | — |
| Repurchases of Class A and Class B common stock | — | — | (27) | (4) | (63,954) | — | — | (63,985) | (2,738) |
| Repurchases of Series A preferred stock | (4) | — | — | — | — | (7,041) | — | (7,045) | (924) |
| Net income | — | — | — | — | — | — | 54,533 | 54,533 | 6,682 |
| Dividends and distributions paid and payable | — | — | — | — | — | (56,082) | (54,533) | (110,615) | (12,449) |
| **Stockholders' equity December 31, 2002** | **$88** | **$20** | **$482** | **$ 99** | **$(63,954)** | **$1,005,494** | **$ —** | **$ 942,229** | **$71,420** |

(see accompanying notes to financial statements)

## RECKSON ASSOCIATES REALTY CORP.

### Consolidated Statements of Cash Flows

*(in thousands)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| **Cash Flows From Operating Activities:** | | | |
| Net Income (loss) | **$ 76,368** | $ (36,001) | $ 111,401 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | **112,341** | 102,108 | 91,809 |
| Extraordinary loss, net of limited partners' minority interest | **2,335** | 2,595 | 1,396 |
| Minority partners' interests in consolidated partnerships | **18,730** | 15,975 | 9,120 |
| Limited partners' minority interest in the operating partnership | **6,238** | (5,878) | 11,574 |
| Gain on sales of real estate, securities and mortgage repayment | **(4,804)** | (19,199) | (17,836) |
| Valuation reserves on investments in affiliate loans and joint ventures and other investments | **—** | 166,101 | — |
| Equity in earnings of real estate joint ventures and service companies | **(1,113)** | (2,087) | (4,383) |
| Changes in operating assets and liabilities: | | | |
| Deferred rents receivable | **(26,277)** | (38,186) | (35,798) |
| Prepaid expenses and other assets | **4,870** | (4,925) | (9,582) |
| Tenant and affiliate receivables | **(4,417)** | 1,878 | (6,394) |
| Accrued expenses and other liabilities | **11,878** | 3,607 | 17,857 |
| Net cash provided by operating activities | **196,149** | 185,988 | 169,164 |
| **Cash Flows From Investment Activities:** | | | |
| Purchases of commercial real estate properties | **—** | — | (190,548) |
| Increase in contract and land deposits and pre-acquisition costs | **—** | (3,267) | (2,023) |
| Additions to developments in progress | **(41,896)** | (8,260) | (13,392) |
| Additions to commercial real estate properties | **(48,052)** | (152,074) | (89,818) |
| Payment of deferred leasing costs | **(16,414)** | (10,513) | (24,082) |
| Distributions from investments in real estate joint ventures | **276** | 82 | 368 |
| Acquisition of controlling interests in service companies | **(122)** | — | — |
| Additions to furniture, fixtures and equipment | **(2,414)** | (635) | (742) |
| Investments in affiliate joint ventures | **—** | (25,056) | (10,780) |
| Proceeds from redemption of preferred securities | **1,528** | 35,700 | 19,903 |
| Proceeds from sales of real estate, securities and mortgage note receivable repayments | **22,022** | 76,503 | 49,810 |
| Net cash used in investing activities | **(85,072)** | (87,520) | (261,304) |
| **Cash Flows From Financing Activities:** | | | |
| Proceeds from secured borrowings | **—** | 325,000 | 297,163 |
| Principal payments on secured borrowings | **(11,065)** | (302,894) | (27,367) |
| Proceeds from issuance of senior unsecured notes, net of issuance costs | **49,432** | — | — |
| Payment of loan and equity issuance costs | **(1,568)** | (6,252) | (11,649) |
| Investments in affiliate loans and service companies | **—** | (12,388) | (12,516) |
| Proceeds from unsecured credit facility | **158,000** | 153,000 | 689,600 |
| Principal payments on unsecured credit facility | **(162,600)** | (98,000) | (845,600) |
| Repurchases of common stock | **(66,723)** | (1,421) | — |
| Repurchase of Series A preferred stock | **(7,969)** | — | — |
| Proceeds from issuance of common stock and exercise of options, net of issuance costs | **6,310** | 2,813 | 4,010 |
| Contributions by minority partners in consolidated partnerships | **1,343** | 101,832 | 135,975 |
| Distributions to minority partners in consolidated partnerships | **(20,051)** | (16,458) | (12,632) |
| Distributions to limited partners in the operating partnership | **(12,540)** | (12,395) | (11,654) |
| Distributions to preferred unit holders | **(1,320)** | (2,231) | (2,641) |
| Dividends to common shareholders | **(111,525)** | (103,118) | (87,437) |
| Dividends to preferred shareholders | **(21,949)** | (21,824) | (26,637) |
| Net cash (used in) provided by financing activities | **(202,225)** | 5,664 | 88,615 |
| Net increase (decrease) in cash and cash equivalents | **(91,148)** | 104,132 | (3,525) |
| Cash and cash equivalents at beginning of period | **121,975** | 17,843 | 21,368 |
| Cash and cash equivalents at end of period | **$ 30,827** | $ 121,975 | $ 17,843 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash paid during the period for interest, including interest capitalized | **$ 98,083** | $ 105,087 | $ 106,106 |

(see accompanying notes to financial statements)

RECKSON ASSOCIATES REALTY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*DECEMBER 31, 2002*

## 1. Description of Business and Significant Accounting Policies

*Description of Business*

Reckson Associates Realty Corp. (the "Company") is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings and also owns land for future development (collectively, the "Properties") located in the New York tri-state area (the "Tri-State Area").

*Organization and Formation of the Company*

The Company was incorporated in Maryland in September 1994. In June 1995, the Company completed an Initial Public Offering (the "IPO") and commenced operations.

The Company became the sole general partner of Reckson Operating Partnership, L.P. (the "Operating Partnership") by contributing substantially all of the net proceeds of the IPO, in exchange for an approximate 73% interest in the Operating Partnership. All Properties acquired by the Company are held by or through the Operating Partnership. In conjunction with the IPO, the Operating Partnership executed various option and purchase agreements whereby it issued common units of limited partnership interest in the Operating Partnership ("OP Units") to certain continuing investors and assumed certain indebtedness in exchange for (i) interests in certain property partnerships, (ii) fee simple and leasehold interests in properties and development land, (iii) certain other business assets and (iv) 100% of the non-voting preferred stock of the management and construction companies. The Company's ownership percentage in the Operating Partnership was approximately 89.5% and 89.2% at December 31, 2002 and 2001, respectively.

*Basis of Presentation and Summary of Significant Accounting Policies*

The accompanying consolidated financial statements include the consolidated financial position of the Company and the Operating Partnership at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002. The Operating Partnership's investments in majority owned and controlled real estate joint ventures are reflected in the accompanying financial statements on a consolidated basis with a reduction for the minority partners' interest. The Operating Partnership also invests in real estate joint ventures where it may own less than a controlling interest. Such investments are also reflected in the accompanying financial statements on the equity method of accounting. The operating results of Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction Group New York, Inc. and Reckson Construction Group, Inc. (collectively, the "Service Companies"), in which the Operating Partnership owned a 97% non-controlling interest are reflected in the accompanying financial statements on the equity method of accounting through September 30, 2002. On October 1, 2002, the Operating Partnership acquired the remaining 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. As a result, the Operating Partnership commenced consolidating the operations of the Service Companies. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Minority partners' interests in consolidated partnerships represent a 49% non-affiliated interest in RT Tri-State LLC, owner of a nine property suburban office portfolio, a 40% non-affiliated interest in Omni Partners, L.P., owner of a 579,000 square foot suburban office property and beginning December 21, 2001, a 49% non-affiliated interest in Metropolitan 919 Third Avenue, LLC, owner of the property located at 919 Third Avenue, New York, NY. Limited partners' minority interest in the Operating Partnership was approximately 10.5% and 10.8% at December 31, 2002 and 2001, respectively.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Real Estate*

Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and / or replacements, which improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements, which are included in buildings and improvements, are amortized on a straight-line basis over the term of the related leases.

*Long Lived Assets*

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate properties and other investments. These assessments have a direct impact on the Company's net income, because taking an impairment results in an immediate negative adjustment to net income. In determining impairment, if any, the Company has adopted Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" *(See Recent Accounting Pronouncements).*

*Cash Equivalents*

The Company considers highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Tenant's lease security deposits aggregating approximately $5.6 million and $5.1 million at December 31, 2002 and 2001, respectively have been included in cash and cash equivalents on the accompanying balance sheets.

*Deferred Costs*

Tenant leasing commissions and related costs incurred in connection with leasing tenant space are capitalized and amortized over the life of the related lease. In addition, loan costs incurred in obtaining financing are capitalized and amortized over the term of the related loan.

Costs incurred in connection with equity offerings are charged to stockholders equity when incurred.

*Income Taxes*

Commencing with its taxable year ended December 31, 1995, the Company elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"). To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable al ternative minimum tax) and may not be able to qualify as a REIT for the subsequent four taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through the Service Companies as taxable REIT subsidiaries are subject to federal, state and local income taxes. (See Note 14 for the Company's reconciliation of GAAP net income to taxable income, its reconciliation of cash distributions to the dividends paid deduction and its characterization of taxable distributions).

*Revenue Recognition*

Minimum rental income is recognized on a straight-line basis over the term of a lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balance sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. Certain lease agreements provide for reimbursement of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and the Company having no substantial continuing involvement with the buyer.

*Earnings Per Share*

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share" ("Statement No. 128") which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The conversion of OP Units into Class A common stock would not have a significant effect on per share amounts as the OP Units share proportionately with the Class A common stock in the results of the Operating Partnership's operations.

*Stock Options*

Effective January 1, 2002 the Company has elected to follow FASB Statement No. 123, "Accounting for Stock Based Compensation" ("Statement No. 123"). Statement No. 123 requires the use of option valuation models which determine the fair value of the option on the date of the grant. All future employee stock option grants will be expensed over the options' vesting periods based on the fair value at the date of the grant in accordance with Statement No. 123. The Company expects minimal financial impact from the adoption of Statement No. 123. To determine the fair value of the stock options granted, the Company uses a Black-Scholes option pricing model. Historically, the Company had applied Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations in accounting for its stock option plans and reported pro forma disclosures in its Form 10-K filings by estimating the fair value of options issued and the related expense in accordance with Statement No. 123 (see Note 7). Accordingly, no compensation cost had been recognized for its stock option plans prior to the Company's adoption of Statement No. 123.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement No. 148"). Statement No. 148 amends Statement No. 123 to provide alternative methods of transition for an entity that voluntarily adopts the fair value recognition method of recording stock option expense. Statement No. 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28. "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock options on reported net income and earnings per share in annual and interim financial statements.

The following table sets forth the Company's pro forma information for its Class A common stockholders for the years ended December 31 (in thousands except earnings per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income (loss) as reported | $41,604 | $(44,243) | $62,989 |
| Add: Stock option expense included in net income (loss) | 94 | — | — |
| Less: Stock option expense determined under fair value recognition method for all awards | (495) | (476) | (318) |
| Pro forma net income (loss) | $41,203 | $(44,719) | $62,671 |
| Net income (loss) per share as reported: | | | |
| Basic | $ .84 | $ (.92) | $ 1.46 |
| Diluted | $ .83 | $ (.92) | $ 1.45 |
| Pro forma net income (loss) per share: | | | |
| Basic | $ .83 | $ (.93) | $ 1.46 |
| Diluted | $ .82 | $ (.93) | $ 1.44 |

The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 3%, 5% and 5%; dividend yields of 7.38%, 7.52% and 7.31%; volatility factors of the expected market price of the Company's Class A common stock of .198 and a weighted-average expected life of the option of five years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

*Derivative Investments*

FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in accumulated other comprehensive income ("OCI") until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of January 1, 2001, the carrying value of the Company's derivatives equaled their fair value and as a result no cumulative effect changes were recorded. Additionally, as of June 30, 2001, the fair value of the Company's derivatives equaled approximately $3.7 million and was reflected in other assets and OCI on the Company's balance sheet. On July 18, 2001, the mortgage note payable to which these derivatives relate to was funded and their fair value at that time was approximately $676,000 less than their carrying value. This amount is being amortized to interest expense over the term of the mortgage note to which it relates. Because of the Company's minimal use of derivatives, the adoption of this Statement did not have a significant effect on earnings or the financial position of the Company.

*Recent Accounting Pronouncements*

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Statement No. 144 provides accounting guidance for financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions related to the disposal of a segment of a business. The Company adopted Statement No. 144 on January 1, 2002. The adoption of this statement did not have a material effect on the results of operations or the financial position of the Company. The adoption of Statement No. 144 does not have an impact on net income (loss) allocable to common shareholders. Statement No. 144 only impacts the presentation of the results of operations and gain (loss) on sales of real estate for those properties sold during the period within the consolidated statements of operations.

On January 1, 2002, the Company adopted the provisions of FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"). This statement makes significant changes to the accounting for business combinations, goodwill, and intangible assets. Among other provisions, Statement No. 142 requires that a portion of the purchase price of real estate acquisitions be assigned to the fair value of an intangible asset for above market operating leases or to an intangible liability for below market operating leases. Such intangible assets or liabilities are then required to be amortized into revenue over the remaining life of the respective leases. The adoption of this statement did not have an effect on the Company's results of operations or financial condition for the year ended December 31, 2002.

In April 2002, the FASB issued Statement No. 145, ("Statement No. 145"), which rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Statement No. 145 is effective for fiscal years beginning after May 15, 2002. The Company will adopt Statement No. 145 on January 1, 2003 which will result in a change to reported net income (loss).

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees", Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. The disclosure requirements within FIN 45 are effective for financial statements for annual or interim periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45 on the Company's results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation are immediately effective for VIE's formed after January 31, 2003. For VIE's formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after June 15, 2003. Management has not yet determined whether any of its consolidated or unconsolidated subsidiaries represent VIE's pursuant to such interpretation. Such determination could result in a change in the Company's consolidation policy related to such entities.

*Reclassifications*

Certain prior year amounts have been reclassified to conform to the current year presentation.

## 2. Mortgage Notes Payable

At December 31, 2002, there were 16 fixed rate mortgage notes payable with an aggregate outstanding principal amount of approximately $740.0 million. These mortgage notes are secured by properties with an aggregate carrying value at December 31, 2002 of approximately $1.5 billion and which are pledged as collateral against the mortgage notes payable. In addition, approximately $45.1 million of the $740.0 million is recourse to the Company. The mortgage notes bear interest at rates ranging from 6.45% to 10.10%, and mature between 2004 and 2027. The weighted average interest rates on the outstanding mortgage notes payable at December 31, 2002, 2001 and 2000 were approximately 7.3%, 7.3% and 7.8%, respectively. Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and / or the Company.

The following table sets forth the Company's mortgage notes payable at December 31, 2002, by scheduled maturity date (dollars in thousands):

| Property | Principal Outstanding | Interest Rate | Maturity Date | Amortization Term (Years) |
|---|---|---|---|---|
| 80 Orville Drive, Islip, NY | $ 2,616 | 10.10% | February, 2004 | Interest only |
| 395 North Service Road, Melville, NY | 19,709 | 6.45% | October, 2005 | $34 per month |
| 200 Summit Lake Drive, Valhalla, NY | 19,373 | 9.25% | January, 2006 | 25 |
| 1350 Avenue of the Americas, NY, NY | 74,631 | 6.52% | June, 2006 | 30 |
| Landmark Square, Stamford, CT (a) | 45,090 | 8.02% | October, 2006 | 25 |
| 100 Summit Lake Drive, Valhalla, NY | 19,101 | 8.50% | April, 2007 | 15 |
| 333 Earle Ovington Blvd., Mitchel Field, NY (b) | 53,864 | 7.72% | August, 2007 | 25 |
| 810 Seventh Avenue, NY, NY | 82,854 | 7.73% | August, 2009 | 25 |
| 100 Wall Street, NY, NY | 35,904 | 7.73% | August, 2009 | 25 |
| 6900 Jericho Turnpike, Syosset, NY | 7,348 | 8.07% | July, 2010 | 25 |
| 6800 Jericho Turnpike, Syosset, NY | 13,922 | 8.07% | July, 2010 | 25 |
| 580 White Plains Road, Tarrytown, NY | 12,685 | 7.86% | September, 2010 | 25 |
| 919 Third Avenue, NY, NY (c) | 246,651 | 6.867% | August, 2011 | 30 |
| 110 Bi-County Blvd., Farmingdale, NY | 3,635 | 9.125% | November, 2012 | 20 |
| One Orlando Center, Orlando, FL (d) | 38,366 | 6.82% | November, 2027 | 28 |
| 120 West 45th Street, NY, NY (d) | 64,263 | 6.82% | November, 2027 | 28 |
| Total / Weighted average | $740,012 | 7.26% | | |

(a) Encompasses six Class A office properties.

(b) The Company has a 60% general partnership interest in this property and its proportionate share of the aggregate principal amount is approximately $32.3 million.

(c) The Company has a 51% membership interest in this property and its proportionate share of the aggregate principal amount is approximately $125.8 million.

(d) Subject to interest rate adjustment on November 1, 2004 to the greater of 8.82% per annum or the yield on noncallable U.S. Treasury obligations with a term of fifteen years plus 2% per annum.

In addition, the Company has a 60% interest in an unconsolidated joint venture property. The Company's pro rata share of the mortgage debt at December 31, 2002 is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005.

Scheduled principal repayments to be made during the next five years and thereafter, for mortgage notes payable outstanding at December 31, 2002, are as follows (in thousands):

| | Scheduled principal | Due at maturity | Total |
|---|---|---|---|
| 2003 | $ 12,300 | $ — | $ 12,300 |
| 2004 | 13,169 | 2,616 | 15,785 |
| 2005 | 14,167 | 18,553 | 32,720 |
| 2006 | 13,785 | 129,920 | 143,705 |
| 2007 | 11,305 | 60,539 | 71,844 |
| Thereafter | 117,389 | 346,269 | 463,658 |
| | $182,115 | $557,897 | $740,012 |

## 3. Unsecured Credit Facility

The Company currently has a three year $500 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as *administrative agent*, Wells Fargo Bank, *National Association as syndication agent and* Citicorp North America, Inc. and Wachovia Bank, National Association as co-documentation agents. The Credit Facility matures in December 2005, contains options for a one year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. In addition, borrowings under the Credit Facility are currently priced off LIBOR plus 90 basis points and the Credit Facility carries a facility fee of 20 basis points per annum. In the event of a change in the Operating Partnership's unsecured credit rating the interests rates and facility fee are subject to change. The outstanding borrowings under the Credit Facility were $267.0 million at December 31, 2002.

The Credit Facility replaced the Company's $575 million unsecured credit facility (the "Prior Facility" and together with the Credit Facility, the "Credit Facility"). As a result, certain deferred loan costs incurred in connection with the Prior Facility were written off and are reflected as an extraordinary loss in the accompanying consolidated statements of operations.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2002, the Company had availability under the Credit Facility to borrow approximately an additional $203.0 million subject to compliance with certain financial covenants.

The Company capitalized interest incurred on borrowings to fund certain development projects in the amount of $8.3 million, $10.2 million and $11.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

### 4. Senior Unsecured Notes

As of December 31, 2002, the Operating Partnership had outstanding approximately $499.3 million (net of issuance discounts) of senior unsecured notes (the "Senior Unsecured Notes"). The following table sets forth the Operating Partnership's Senior Unsecured Notes and other related disclosures by scheduled maturity date (dollars in thousands):

| Issuance | Face Amount | Coupon Rate | Term | Maturity |
|---|---|---|---|---|
| March 26, 1999 | $100,000 | 7.40% | 5 years | March 15, 2004 |
| June 17, 2002 | $ 50,000 | 6.00% | 5 years | June 15, 2007 |
| August 27, 1997 | $150,000 | 7.20% | 10 years | August 28, 2007 |
| March 26, 1999 | $200,000 | 7.75% | 10 years | March 15, 2009 |

Interest on the Senior Unsecured Notes is payable semiannually with principal and unpaid interest due on the scheduled maturity dates. In addition, the Senior Unsecured Notes issued on March 26, 1999 and June 17, 2002 were issued at aggregate discounts of $738,000 and $267,500, respectively. Such discounts are being amortized over the term of the Senior Unsecured Notes to which they relate.

On June 17, 2002, the Operating Partnership issued $50 million of 6.00% (6.125% effective rate) Senior Unsecured Notes. Net proceeds of approximately $49.4 million received from this issuance were used to repay outstanding borrowings under the Prior Facility.

### 5. Land Leases, Air Rights and Operating Leases

The Company leases, pursuant to noncancellable operating leases, the land on which twelve of its buildings were constructed. The leases, which contain renewal options, expire between 2009 and 2084. The leases either contain provisions for scheduled increases in the minimum rent at specified intervals or for adjustments to rent based upon the fair market value of the underlying land or other indexes at specified intervals. Minimum ground rent is recognized on a straight-line basis over the terms of the leases. The excess of amounts recognized over amounts contractually due is approximately $3.3 million and $3.0 million at December 31, 2002 and 2001, respectively. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets.

In addition, the Company, through the acquisition of certain properties, is subject to two air rights lease agreements. These lease agreements have terms expiring between 2048 and 2073, including renewal options.

Reckson Management Group, Inc. is subject to operating leases for certain of its management offices and warehouse storage space. These operating leases expire between 2003 and 2009. (see Note 8).

Future minimum lease commitments relating to the land leases, air rights lease agreements and operating leases during the next five years and thereafter are as follows (in thousands):

| Year ended December 31, | Land Leases | Air Rights | Operating Leases |
|---|---|---|---|
| 2003 | $ 2,707 | $ 369 | $1,368 |
| 2004 | 2,811 | 379 | 1,313 |
| 2005 | 2,814 | 379 | 1,359 |
| 2006 | 2,795 | 379 | 1,407 |
| 2007 | 2,735 | 379 | 1,455 |
| Thereafter | 43,276 | 4,280 | 683 |
| | $57,138 | $6,165 | $7,585 |

### 6. Commercial Real Estate Investments

As of December 31, 2002, the Company owned and operated 75 office properties (inclusive of eleven office properties owned through joint ventures) comprising approximately 13.6 million square feet, 101 industrial properties comprising approximately 6.7 million square feet and two retail properties comprising approximately 20,000 square feet located in the Tri-State Area.

The Company also owns approximately 338 acres of land in 14 separate parcels of which the Company can develop approximately 3.2 million square feet of office space and approximately 470,000 square feet of industrial / R&D space. Included in these development parcels is 52.7 acres of land located in Valhalla, NY which the Company acquired in April 2002 for approximately $23.8 million and which it can develop approximately 875,000 square feet of office space. The Company currently owns and operates three buildings encompassing approximately 700,000 square feet in the same office park in which this land parcel is located. This acquisition was financed in part from the sales proceeds of an office property being held by a qualified intermediary for the purposes of an exchange of real property pursuant to Section 1031 of the Code and from an advance under the Credit Facility. The Company is currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential for potential disposition. As of December 31, 2002, the Company had invested approximately $121.2 million in these development projects. Management has made subjective assessments as to the value and recoverability of these investments based on current and proposed development plans, market comparable land values and alternative use values. The Company has capitalized approximately $10.5 million for the year ended December 31, 2002 related to real estate taxes, interest and other carrying costs related to these development projects.

During February 2003, the Company, through Reckson Construction Group, Inc., entered into a contract with an affiliate of First Data Corp. to sell a 19.3-acre parcel of land located in Melville, N.Y. and has been retained by the purchaser to develop a build-to-suit 195,000 square foot office building for aggregate consideration of approximately $47 million. This transaction is scheduled to close during the first quarter of 2003 and construction of the aforementioned office building is scheduled to commence shortly thereafter.

The Company holds a $17.0 million note receivable which bears interest at 11.5% per annum and is secured by a minority partnership interest in Omni Partners, L.P., owner of the Omni, a 579,000 square foot Class A office property located in Uniondale, N.Y. (the "Omni Note"). The Company currently owns a 60% majority partnership interest in Omni Partners, L.P. and on March 14, 2007 may exercise an option to acquire the remaining 40% interest for a price based on 90% of the fair market value of the property. The Company also holds three other notes receivable aggregating $36.5 million which bear interest at rates ranging from 10.5% to 12% per annum and are secured in part by a minority partner's preferred unit interest in the Operating Partnership, certain interest in real property and a personal guaranty (the "Other Notes" and collectively with the Omni Note, the "Note Receivable Investments"). As of December 31, 2002, management has made subjective assessments as to the underlying security value on the Company's Note Receivable Investments. Based on these assessments the Company's management believes there is no impairment to the carrying value related to the Company's Note Receivable Investments. The Company also owns a 355,000 square foot office building in Orlando, Florida. This non-core real estate holding was acquired in May 1999 in connection with the Company's initial New York City portfolio acquisition. This property is cross collateralized under a $103 million mortgage note payable along with one of the Company's New York City buildings.

The Company also owns a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV") which it manages. The remaining 40% interest is owned by JAH Realties L.P. Jon Halpern, the CEO and a director of HQ Global Workplaces, is a partner in JAH Realties, L.P. As of December 31, 2002, the 520JV had total assets of $21.0 million, a mortgage note payable of $12.5 million and other liabilities of $197,000. The Company's allocable share of the 520JV mortgage note payable is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. In addition, the 520JV had total revenues of $4.2 million and $4.0 million and total expenses of $3.3 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, the Company accounts for the 520JV under the equity method of accounting. The 520JV contributed approximately $648,000 and $478,000 to the Company's equity in earnings of real estate joint ventures for the year ended December 31, 2002 and 2001, respectively.

On August 7, 2002, the Company sold an industrial property on Long Island aggregating approximately 32,000 square feet for approximately $1.8 million. This property was sold to the sole tenant of the property through an option contained in the tenant's lease. On August 8, 2002, the Company sold two Class A office properties located in Westchester County, NY aggregating approximately 157,000 square feet for approximately $18.5 million. Net proceeds from these sales were used to repay borrowings under the Credit Facility and for general corporate purposes. The Company recorded an aggregate net gain of approximately $4.9 million as a result of these sales. In addition, in accordance with Statement No. 144, the operating results of these properties and the resulting gain on sales of real estate have been reflected as discontinued operations for all periods presented on the accompanying statements of operations.

During September 2000, the Company formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV which was then distributed to the Company. As a result, the Company realized a gain of approximately $15.2 million. The Company is responsible for managing the day-to-day operations and business affairs of the Tri-State JV and has substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the Tri-State JV.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement System ("NYSTRS") (the "919JV") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. As a result, the Company realized a gain of approximately $18.9 million. The Company is responsible for managing the day-to-day operations and business affairs of the 919JV and has substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Company consolidates the 919JV.

## 7. Stockholders' Equity

An OP Unit and a share of Class A common stock have essentially the same economic characteristics as they effectively share equally in the net income or loss and distributions of the Operating Partnership. Subject to certain holding periods, OP Units may either be redeemed for cash or, at the election of the Company, for shares of Class A common stock on a one-for-one basis.

On December 31, 2002, the Company had issued and outstanding 9,915,313 shares of Class B Exchangeable Common Stock, par value $.01 per share (the "Class B common stock"). The dividend on the shares of Class B common stock is subject to adjustment annually based on a formula which measures increases or decreases in the Company's Funds From Operations, as defined, over a base year. The Class B common stock currently receives an annual dividend of $2.5884 per share.

The shares of Class B common stock are exchangeable at any time, at the option of the holder, into an equal number of shares of Class A common stock, par value $.01 per share, of the Company subject to customary antidilution adjustments. The Company, at its option, may redeem any or all of the Class B common stock in exchange for an equal number of shares of the Company's Class A common stock at any time following November 23, 2003.

The Board of Directors of the Company has authorized the purchase of up to five million shares of the Company's Class A common stock and / or its Class B common stock. It is anticipated that transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time.

As of December 31, 2002, under this buy-back program, the Company purchased 368,200 shares of Class B common stock at an average price of $22.90 per Class B share and 2,698,400 shares of Class A common stock at an average price of $21.60 per Class A share for an aggregate purchase price for both the Class A and Class B common stock of approximately $66.7 million. As a result of these purchases, annual common stock dividends will decrease by approximately $5.5 million. Previously, under the Company's prior stock buy-back program, the Company purchased and retired 1,410,804 shares of Class B common stock at an average price of $21.48 per Class B share and 61,704 shares of Class A common stock at an average price of $23.03 per Class A share for an aggregate purchase price for both the Class A and Class B common stock of approximately $31.7 million.

The Board of Directors of the Company has formed a pricing committee to consider purchases of up to $75 million of the Company's outstanding preferred securities.

On December 31, 2002, the Company had issued and outstanding 8,834,500 shares of 7.625% Series A Convertible Cumulative Preferred Stock (the "Series A preferred stock"). The Series A preferred stock is redeemable by the Company on or after April 13, 2003 at a price of approximately $25.95 per share with such price decreasing, at annual intervals, to $25.00 per share over a five year period. In addition, the Series A preferred stock, at the option of the holder, is convertible at anytime into the Company's Class A common stock at a price of $28.51 per share. On October 14, 2002, the Company purchased and retired 357,500 shares of the Series A Preferred stock at $22.29 per share for approximately $8.0 million. As a result of this purchase, annual preferred dividends will decrease by approximately $682,000.

The Company currently has issued and outstanding two million shares of Series B Convertible Cumulative Preferred Stock (the "Series B preferred stock"). The Series B preferred stock is redeemable by the Company as follows: (i) on or after March 2, 2002 to and including June 2, 2003, at an amount which provides an annual rate of return in respect to such share of 15%, (ii) on or after June 3, 2003 to and including June 2, 2004, $25.50 per share and (iii) on or after June 3, 2004 and thereafter, $25.00 per share. In addition, the Series B preferred stock, at the option of the holder, is convertible at anytime into the Company's Class A common stock at a price of $26.05 per share. The Series B preferred stock currently accumulates dividends at a rate of 8.85% per annum.

During the year ended December 31, 2002, approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, were exchanged for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, 666,468 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

In October 2000, the Company instituted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the Rights Plan, each shareholder receives one Right to acquire one one-thousandth of a share of a series of junior participating preferred stock at an initial purchase price of $84.44 for each share of the Company's outstanding Class A common stock owned. The Rights will be exercisable only if a person or group acquires, or announces an intention to acquire, 15% or more of the Company's Class A common stock, or announces a tender offer which would result in beneficial ownership by a person or group of 15% or more of the Class A common stock. If any person acquires 15% or more of the outstanding shares of Class A common stock or if the Company is acquired in a merger after such an acquisition, all Rights holders except the acquiring person will be entitled to purchase the Company's Class A common stock at a discounted price. The Rights will expire at the close of business on October 13, 2010, unless earlier redeemed by the Company.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. In May 2001, a minority partner that owned an $85 million preferred equity investment in Metropolitan converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result of the minority partner's conversion of their preferred equity investment, the Company owns 100% of Metropolitan.

The Company has historically structured long term incentive programs ("LTIP") using restricted stock and stock loans. In July 2002, as a result of certain provisions of the Sarbanes Oxley legislation, the Company has discontinued the use of stock loans in its LTIP. In connection with LTIP grants made prior to the enactment of the Sarbanes Oxley legislation the Company made stock loans to certain executive and senior officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The stock loans were set to bear interest at the mid-term Applicable Federal Rate and were secured by the shares purchased. Such stock loans (including accrued interest) vest and are ratably forgiven each year on the anniversary of the grant date based upon vesting periods ranging from four to ten years based on continued service and in part on attaining certain annual performance measures. These stock loans had an initial aggregate weighted average vesting period of approximately nine years. Approximately $4.5 million and $3.7 million of compensation expense was recorded for the years ended December 31, 2002 and 2001, respectively, related to these LTIP. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

During 2002, approximately $3.9 million of stock loans made in prior years in connection with the aforementioned LTIP matured. These stock loans were secured by 155,418 shares of Class A common stock which were issued at prices ranging from $22.50 per share to $27.13 per share. As a result of the Company discontinuing the use of stock loans as part of its LTIP the stock loans were satisfied with restricted stock held by the Company which secured the stock loans. The aggregate market value of these shares on the maturity dates of the stock loans was approximately $3.4 million. The aggregate difference between the market value of these shares and the carrying value of the stock loans was recorded as a loss on the accompanying consolidated statements of operations. The 155,418 shares of Class A common stock were subsequently retired by the Company.

The outstanding stock loan balances due from executive and senior officers aggregated approximately $17.0 million and $24.3 million at December 31, 2002 and 2001, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated statements of stockholders' equity. Other outstanding loans to executive and senior officers amounting to approximately $1.0 million at December 31, 2002 and 2001, related to life insurance contracts and approximately $1.0 million and $.9 million at December 31, 2002 and 2001, respectively, primarily related to tax payment advances on a stock compensation award made to a non-executive officer.

In November 2002, the Company granted rights to 190,524 shares of its Class A common stock to certain executive officers. These shares vest ratably over a four year period and will be issued in ratable installments on each anniversary date of the grant as compensation to the executive officer.

The Company established a new LTIP for its executive and senior officers. The four year plan has a core component which provides for annual stock based compensation based upon continued service and in part based on attaining certain annual performance measures. The plan has a special long term component which provides for compensation to be earned at the end of a four year period if the Company attains certain four year cumulative performance measures. Amounts earned under the special long term component may be paid in cash or stock at the discretion of the Compensation Committee of the Board. Performance measures are based on total shareholder returns on a relative and absolute basis.

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class A common stock as required by Statement No. 128 for the years ended December 31 (in thousands except for earnings per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Numerator: | | | |
| Income (loss) before dividends to preferred shareholders, discontinued operations, extraordinary loss and income allocated to Class B shareholders | $ 73,941 | $(34,425) | $111,589 |
| Dividends to preferred shareholders | (21,835) | (21,866) | (25,371) |
| Discontinued operations (net of share applicable to limited partners and Class B common shareholders) | 3,641 | 770 | 885 |
| Extraordinary loss (net of share applicable to limited partners and Class B common shareholders) | (1,779) | (1,971) | (1,032) |
| (Income) loss allocated to Class B common shareholders | (12,364) | 13,249 | (23,082) |
| Numerator for basic and diluted net income (loss) per share | $ 41,604 | $(44,243) | $ 62,989 |
| Denominator: | | | |
| Denominator for basic net income (loss) per share- weighted average Class A common shares | 49,669 | 48,121 | 43,070 |
| Effect of dilutive securities: | | | |
| Common stock equivalents | 299 | — | 475 |
| Denominator for diluted net income (loss) per Class A common share-adjusted weighted average shares and assumed conversions | 49,968 | 48,121 | 43,545 |
| Basic net income (loss) per Class A common share: | | | |
| Basic net income (loss) | $ .79 | $ (1.19) | $ 1.19 |
| Gain on sales of real estate | .01 | .29 | .28 |
| Discontinued operations | .07 | .02 | .02 |
| Extraordinary loss | (.03) | (.04) | (.03) |
| Basic net income (loss) per Class A common share | $ .84 | $ (.92) | $ 1.46 |
| Diluted net income (loss) per Class A common share: | | | |
| Diluted net income (loss) | $ .79 | $ (1.19) | $ 1.17 |
| Gain on sales of real estate | .01 | .29 | .28 |
| Discontinued operations | .07 | .02 | .02 |
| Extraordinary loss | (.04) | (.04) | (.02) |
| Diluted net income (loss) per Class A common share | $ .83 | $ (.92) | $ 1.45 |

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class B common stock as required by Statement No. 128 for the years ended December 31 (in thousands except for earnings per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Numerator: | | | |
| Income (loss) before dividends to preferred shareholders, discontinued operations, extraordinary loss and income allocated to Class A common shareholders | $ 73,941 | $(34,425) | $111,589 |
| Dividends to preferred shareholders | (21,835) | (21,866) | (25,371) |
| Discontinued operations (net of share applicable to limited partners and Class A common shareholders) | 1,121 | 249 | 323 |
| Extraordinary loss (net of share applicable to limited partners and Class A common shareholders) | (556) | (624) | (364) |
| (Income) loss allocated to Class A common shareholders | (39,742) | 43,042 | (63,136) |
| Numerator for basic net income (loss) per share | 12,929 | (13,624) | 23,041 |
| Add back: | | | |
| Net income allocated to Class A common shareholders | 41,604 | – | 62,989 |
| Limited partners' minority interest in the operating partnership | 6,238 | – | 11,574 |
| Numerator for diluted net income (loss) per share | $ 60,771 | $(13,624) | $ 97,604 |
| Denominator: | | | |
| Denominator for basic net income (loss) per share–weighted average Class B common shares | 10,122 | 10,284 | 10,284 |
| Effect of dilutive securities: | | | |
| Weighted average Class A common shares outstanding | 49,669 | – | 43,070 |
| Weighted average OP Units outstanding | 7,389 | – | 7,696 |
| Common stock equivalents | 299 | – | 475 |
| Denominator for diluted net income (loss) per Class B common share- adjusted weighted average shares and assumed conversions | 67,479 | 10,284 | 61,525 |
| Basic net income (loss) per Class B common share: | | | |
| Basic net income (loss) | $ 1.21 | $ (1.70) | $ 1.82 |
| Gain on sales of real estate | .01 | .42 | .43 |
| Discontinued operations | .11 | .02 | .03 |
| Extraordinary loss | (.05) | (.06) | (.04) |
| Basic net income (loss) per Class B common share | $ 1.28 | $ (1.32) | $ 2.24 |
| Diluted net income (loss) per Class B common share: | | | |
| Diluted net income (loss) | $ .92 | $ (1.70) | $ 1.54 |
| Gain on sales of real estate | – | .42 | .07 |
| Discontinued operations | .02 | .02 | .01 |
| Extraordinary loss | (.04) | (.06) | (.03) |
| Diluted net income (loss) per Class B common share | $ .90 | $ (1.32) | $ 1.59 |

The Company's computation for purposes of calculating the diluted weighted average Class B common shares outstanding is based on the assumption that the Class B common stock is converted to the Company's Class A common stock.

*Employee Stock Option Plans and Related Disclosures*

The Company has five outstanding stock option plans (the "Plans") for the purpose of attracting and retaining executive officers, directors and other key employees.

The following table sets forth the authorized shares of Class A common stock which have been reserved for issuance under the Plans, the options granted under the Plans and their corresponding exercise price range per share as of December 31, 2002:

| | Class A Common shares reserved | Options granted (1) (2) | Exercise price range from (1) | Exercise price range to (1) |
|---|---|---|---|---|
| Amended and Restated 1995 Stock Option Plan | 1,500,000 | 1,545,038 | $12.04 | $25.56 |
| 1996 Employee Stock Option Plan | 400,000 | 269,600 | $19.67 | $26.13 |
| Amended and Restated 1997 Stock Option Plan | 3,000,000 | 2,525,965 | $22.67 | $27.04 |
| 1998 Stock Optoin Plan | 3,000,000 | 2,280,501 | $17.75 | $25.67 |
| 2002 Stock Option Plan | 1,500,000 | – | – | – |
| Total | 9,400,000 | 6,621,104 | | |

(1) Exercise prices have been split adjusted, where applicable.
(2) Inclusive of options subsequently forfeited by grantees and exclusive of share grants.

Options granted to employees generally vest in three equal installments on the first, second and third anniversaries of the date of the grant.

The independent directors of the Company have been granted options to purchase 116,000 shares of Class A common stock pursuant to the Amended and Restated 1995 Stock Option Plan at exercise prices ranging from $12.04 to $25.56 per share and options to purchase 43,000 shares of Class A common stock pursuant to the Amended and Restated 1997 Stock Option Plan at exercise prices ranging from $24.70 to $25.23 per share. The options granted to the independent directors were exercisable on the date of the grant.

Two former independent directors of the Company were previously granted options to purchase 62,500 shares of Class A common stock pursuant to the Amended and Restated 1995 Stock Option Plan. During 2002, these former independent directors exercised 26,000 options resulting in proceeds to the Company of approximately $422,000.

During 2002 and 2001, employees exercised 389,283 and 182,596 options, respectively resulting in proceeds to the Company of approximately $5.9 million and $2.8 million, respectively.

Prior to 2002, the Company applied APB No. 25 and related interpretation in accounting for its Plans and reported only pro forma information regarding net income and earnings per share determined as if the Company had accounted for its Plans under the fair value method as required by Statement No. 123 in the footnotes to its financial statements.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table summarizes the Company's stock option activity and related information:

| | Options | Weighted-average exercise price |
|---|---|---|
| Outstanding – January 1, 2000 | 5,173,921 | $22.17 |
| Granted | 737,750 | $22.86 |
| Exercised | (280,087) | $13.00 |
| Forfeited | (145,000) | $22.50 |
| Outstanding – December 31, 2000 | 5,486,584 | $22.70 |
| Granted | 177,500 | $22.61 |
| Exercised | (182,596) | $15.41 |
| Forfeited | (118,133) | $22.84 |
| Outstanding – December 31, 2001 | 5,363,355 | $23.16 |
| Granted | 47,500 | $24.87 |
| Exercised | (415,283) | $15.20 |
| Forfeited | (82,002) | $23.95 |
| Outstanding – December 31, 2002 | 4,913,570 | $24.17 |

The following table sets forth the weighted average fair value of options granted for the years ended December 31, and the weighted average per share exercise price and vested options exercisable at December 31:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average fair value of options granted | $ 1.43 | $ 1.94 | $ 2.15 |
| Weighted average per share exercise price | $ 22.85 | $ 22.70 | $ 22.17 |
| Vested options exercisable | 4,575,181 | 4,498,828 | 5,137,588 |

Exercise prices for options outstanding, under all Plans, as of December 31, 2002 ranged from $12.04 per share to $27.04 per share. The weighted-average remaining contractual life of those options is approximately 5.81 years.

## 8. Related Party Transactions

In connection with the IPO, the Company was granted ten year options to acquire ten properties (the "Option Properties") which are either owned by certain Rechler family members who are also executive officers of the Company, or in which the Rechler family members own a non-controlling minority interest at a price based upon an agreed upon formula. In years prior to 2001, one Option Property was sold by the Rechler family members to a third party and four of the Option Properties were acquired by the Company for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 OP Units valued at approximately $8.8 million. Currently, certain Rechler family members retain their equity interests in the five remaining Option Properties (the "Remaining Option Properties") which were not contributed to the Company as part of the IPO. Such options provide the Company the right to acquire fee interest in two of the Remaining Option Properties and the Rechler's minority interests in three Remaining Option Properties. The Independent Directors are currently reviewing whether the Company should exercise one or more of the options relating to the Remaining Option Properties.

The Company conducts its management, leasing and construction related services through taxable REIT subsidiaries as defined by the Code. These services are currently provided by the Service Companies in which, as of September 30, 2002, the Operating Partnership owned a 97% non-controlling interest. An entity which is substantially owned by certain Rechler family members who are also executive officers of the Company owned a 3% controlling interest in the Service Companies. In order to minimize the potential for corporate conflicts of interests which became possible as a result of changes to the Code that permit REITs to own 100% of taxable REIT subsidiaries, the Independent Directors of the Company approved the purchase by the Operating Partnership of the remaining 3% interest in the Service Companies. On October 1, 2002, the Operating Partnership acquired such 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. Such amount was less than the total amount of capital contributed to the Service Companies by the Rechler family members. As a result of the acquisition of the remaining interests in the Service Companies, the Operating Partnership commenced consolidating the operations of the Service Companies. During 2002, Reckson Construction Group, Inc. billed approximately $144,000 of market rate services and Reckson Management Group, Inc. billed approximately $313,000 of market rate management fees to the Remaining Option Properties. In addition, for the year ended December 31, 2002, Reckson Construction Group, Inc. performed market rate services, aggregating approximately $322,000 for a property in which certain executive officers maintain an equity interest.

Reckson Management Group, Inc. leases 43,713 square feet of office and storage space at a Remaining Option Property for its corporate offices located in Melville, New York at an annual base rent of approximately $1.2 million. Reckson Management Group, Inc. also leases 10,722 square feet of warehouse space used for equipment, materials and inventory storage at a Remaining Option Property located in Deer Park, New York at an annual base rent of approximately $75,000.

A company affiliated with an Independent Director of the Company leases 15,566 square feet in a property owned by the Company at an annual base rent of approximately $431,500. Reckson Strategic Venture Partners, LLC ("RSVP") leases 5,144 square feet in one of the Company's joint venture properties at an annual base rent of approximately $176,000.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc. ("FrontLine") and RSVP. RSVP is a real estate venture capital fund which invests primarily in real estate and real estate operating companies outside the Company's core office and industrial focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2002, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2002, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million. RSVP retained the services of two managing directors to manage RSVP's day to day operations. Prior to the spin off of Frontline, the Company guaranteed certain salary provisions of their employment agreements with RSVP Holdings, LLC, RSVP's common member. The term of these employment agreements is seven years commencing March 5, 1998, provided however, that the term may be earlier terminated after five years upon certain circumstances. The salary for each managing director is $1 million in the first five years and $1.6 million in years six and seven.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions. If the RSVP- controlled joint ventures reported losses the Company would record its proportionate share of such losses.

At December 31, 2001, the Company, pursuant to Section 166 of the Code, charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, the Company charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and on June 12, 2002, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments, is approximately $65 million which was reassessed with no change by management as of December 31, 2002. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet. The common and preferred members of RSVP are currently in dispute over certain provisions of the RSVP operating agreement. The members are currently negotiating to restructure the RSVP operating agreement to settle the dispute. There can be no assurances that the members will successfully negotiate a settlement.

Both the FrontLine Facility and the RSVP Facility terminate on June 15, 2003, are unsecured and advances thereunder are recourse obligations of FrontLine. Notwithstanding the valuation reserve, under the terms of the credit facilities, interest accrued on the FrontLine Loans at a rate equal to the greater of (a) the prime rate plus two percent and (b) 12% per annum, with the rate on amounts that were outstanding for more than one year increasing annually at a rate of four percent of the prior year's rate. In March 2001, the credit facilities were amended to provide that (i) interest is payable only at maturity and (ii) the Company may transfer all or any portion of its rights or obligations under the credit facilities to its affiliates. The Company requested these changes as a result of changes in REIT tax laws. As a result of FrontLine's default under the FrontLine Loans, interest on borrowings thereunder accrue at default rates ranging between 13% and 14.5% per annum.

Scott H. Rechler, who serves as Co-Chief Executive Officer and a director of the Company, serves as CEO and Chairman of the Board of Directors of FrontLine.

### 9. Fair Value of Financial Instruments

In accordance with FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments", management has made the following disclosures of estimated fair value at December 31, 2002 as required by FASB Statement No. 107.

Cash equivalents, accounts receivable, accounts payable and accrued expenses and variable rate debt are carried at amounts which reasonably approximate their fair values.

The fair value of the Company's long-term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long-term debt, mortgage notes, accounts payable and accrued expenses and accounts and notes receivable of similar risk and duration. At December 31, 2002, the estimated aggregate fair value of the Company's notes and mortgage notes receivable exceeded their carrying value by approximately $1.2 million and the aggregate fair value of the Company's long term debt exceeded its carrying value by approximately $20.3 million.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

### 10. Rental Income

The Company's office and industrial / R&D properties are being leased to tenants under operating leases. The minimum rental amount due under certain leases are generally either subject to scheduled fixed increases or indexed escalations. In addition, the leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above base year costs.

Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 2002 are as follows (in thousands):

| | |
|---|---|
| 2003 | $ 409,143 |
| 2004 | 395,029 |
| 2005 | 355,969 |
| 2006 | 309,136 |
| 2007 | 267,376 |
| Thereafter | 1,291,328 |
| | $3,027,981 |

Minimum rental income is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balances sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. During the year ended December 31, 2002, the Company incurred approximately $6.3 million of bad debt expense related to tenant receivables and deferred rents receivable which accordingly reduced total operating revenues on the accompanying statements of operations.

## 11. Segment Disclosure

The Company owns all of the interests in its real estate properties directly or indirectly through the Operating Partnership. The Company's portfolio consists of Class A office properties located within the New York City metropolitan area and Class A suburban office and industrial / R&D properties located and operated within the Tri-State Area (the "Core Portfolio"). The Company's portfolio also includes one office property located in Orlando, Florida. The Company has Managing Directors who report directly to the Co-Presidents and Chief Financial Officer who have been identified as the Chief Operating Decision Makers due to their final authority over resource allocation, decisions and performance assessment.

The Company does not consider (i) interest incurred on its Credit Facility and Senior Unsecured Notes, (ii) the operating performance of the office property located in Orlando, Florida, (iii) the operating performance of those properties reflected as discontinued operations on the Company's consolidated statements of operations and (iv) the operating results of the Service Companies as part of its Core Portfolio's property operating performance for purposes of its component disclosure set forth below.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The following tables set forth the components of the Company's revenues and expenses and other related disclosures, as required by FASB Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information", for the years ended December 31 (in thousands):

| | 2002 | | |
|---|---|---|---|
| | **Core Portfolio** | **Other** | **Consolidated Totals** |
| **Revenues:** | | | |
| Base rents, tenant escalations and reimbursements | $ 489,818 | $ 8,264 | $ 498,082 |
| Other income | 1,070 | 6,940 | 8,010 |
| Total Revenues | 490,888 | 15,204 | 506,092 |
| **Expenses:** | | | |
| Property expenses | 170,723 | 4,318 | 175,041 |
| Marketing, general and administrative | 18,686 | 12,892 | 31,578 |
| Interest | 51,907 | 36,678 | 88,585 |
| Depreciation and amortization | 104,064 | 8,277 | 112,341 |
| Total Expenses | 345,380 | 62,165 | 407,545 |
| Income (loss) from continuing operations before minority interests, preferred dividends and distributions, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | $ 145,508 | $ (46,961) | $ 98,547 |
| **Total assets** | $2,685,817 | $222,103 | $2,907,920 |

| | 2001 | | |
|---|---|---|---|
| | Core Portfolio | Other | Consolidated Totals |
| Revenues: | | | |
| Base rents, tenant escalations and reimbursements | $ 484,953 | $ 9,256 | $ 494,209 |
| Other income | 4,314 | 16,123 | 20,437 |
| Total Revenues | 489,267 | 25,379 | 514,646 |
| Expenses: | | | |
| Property expenses | 164,357 | 2,934 | 167,291 |
| Marketing, general and administrative | 20,466 | 10,087 | 30,553 |
| Interest | 51,376 | 41,694 | 93,070 |
| Depreciation and amortization | 94,480 | 7,628 | 102,108 |
| Total Expenses | 330,679 | 62,343 | 393,022 |
| Income (loss) from continuing operations before minority interests, preferred dividends and distributions, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | $ 158,588 | $ (36,964) | $ 121,624 |
| Total assets | $2,763,771 | $230,447 | $2,994,218 |

| | 2000 | | |
|---|---|---|---|
| | Core Portfolio | Other | Consolidated Totals |
| REVENUES: | | | |
| Base rents, tenant escalations and reimbursements | $ 438,738 | $ 9,751 | $ 448,489 |
| Other income | 1,212 | 33,597 | 34,809 |
| Total Revenues | 439,950 | 43,348 | 483,298 |
| EXPENSES: | | | |
| Property expenses | 153,577 | 2,526 | 156,103 |
| Marketing, general and administrative | 20,414 | 6,765 | 27,179 |
| Interest | 40,463 | 55,872 | 96,335 |
| Depreciation and amortization | 83,663 | 8,146 | 91,809 |
| Total Expenses | 298,117 | 73,309 | 371,426 |
| Income (loss) from continuing operations before minority interests, preferred dividends and distributions, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | $ 141,833 | $ (29,961) | $ 111,872 |
| Total assets | $2,604,494 | $393,536 | $2,998,030 |

## 12. Non-Cash Investing and Financing Activities

Additional supplemental disclosures of non-cash investing and financing activities are as follows:

During the year ended December 31, 2002, approximately 11,303 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.3 million, were exchanged for 451,934 OP Units at an average price of $24.66 per OP Unit. In addition, 666,468 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

## 13. Commitments and Contingencies

The Company has entered into amended and restated employment and noncompetition agreements with its chairman and six executive officers. The agreements are for five years and expire on August 15, 2005.

The Company had outstanding undrawn letters of credit against its Credit Facility of approximately $1.0 million and $37.4 million at December 31, 2002 and 2001, respectively.

The Company sponsors a defined contribution savings plan pursuant to Section 401(k) of the Code. Under such plan, there are no prior service costs. Employees are generally eligible to participate in the plan after six months of service. Employer contributions are based on a discretionary amount determined by the Company's management. As of December 31, 2002, the Company has not made any contributions to the plan.

HQ Global Workplaces, Inc. ("HQ"), one of the largest providers of flexible officing solutions in the world and which is controlled by FrontLine, currently operates nine (formerly eleven) executive office centers in the Company's properties, three of which are held through joint ventures. The leases under which these office centers operate expire between 2008 and 2011, encompass approximately 202,000 square feet and have current contractual annual base rents of approximately $6.1 million. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to HQ filing for bankruptcy protection it defaulted under their leases with the Company. Further, effective March 13, 2002, the Bankruptcy Court granted HQ's petition to reject two of its leases with the Company. The two rejected leases aggregated approximately 23,900 square feet and provided for contractual base rents of approximately $548,000 for the 2002 calendar year. Commencing April 1, 2002 and pursuant to the bankruptcy filing, HQ has been paying current rental charges under its leases with the Company, other than under the two rejected leases. The Company is in negotiation to restructure four of the leases and leave the terms of the remaining five leases unchanged. All negotiations with HQ are conducted through a committee designated by the Board and chaired by an independent director. There can be no assurance as to whether any deal will be consummated with HQ or if HQ will affirm or reject any or all of its remaining leases with the Company. As a result of the foregoing, the Company has reserved approximately $550,000 (net of minority partners' interests and including the Company's share of unconsolidated joint venture interest), or 74%, of the amounts due from HQ as of December 31, 2002. Scott H. Rechler serves as the non-Executive Chairman of the Board and Jon Halpern is the Chief Executive Officer and a director of HQ.

WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased, as of December 31, 2002, approximately 527,000 square feet in thirteen of the Company's properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The total annualized base rental revenue from these leases amounted to approximately $12.0 million, or 2.9% of the Company's total 2002 annualized rental revenue, making it the Company's second largest tenant based on base rental revenue earned on a consolidated basis. All of WorldCom's leases were current on base rental charges through December 31, 2002 and the Company currently holds approximately $300,000 in security deposits relating to these leases. In February 2003, the Bankruptcy Court granted WorldCom's petition to reject three of its leases with the Company. The three rejected leases aggregated approximately 192,000 square feet and provided for contractual base rents of approximately $4.8 million for the 2002 calendar year. The Company is currently in negotiations to restructure the remaining WorldCom leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with the Company. As a result of the foregoing, the Company has written off approximately $1.1 million of deferred rent receivable. In addition, the Company reserved an additional $475,000 against the deferred rents receivable representing approximately 46% of the outstanding deferred rents receivable attributable to the remaining WorldCom leases.

MetroMedia Fiber Network Services, Inc. ("MetroMedia"), which leased approximately 112,000 square feet in one property from the Company, voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in May 2002. MetroMedia's lease with the Company provided for contractual base rent of approximately $25 per square foot amounting to $2.8 million per calendar year and expired in May 2010. In July 2002, the Bankruptcy Court granted MetroMedia's petition to restructure and reduce space under its existing lease. As a result, the lease was amended to reduce MetroMedia's space by 80,357 square feet to 31,718 square feet. Annual base rent on the 31,718 square feet MetroMedia will continue to lease is $25 per square foot amounting to approximately $793,000 per annum. Further, pursuant to the Bankruptcy Court order MetroMedia is required to pay to the Company a surrender fee of approximately $1.8 million. As a result of the foregoing the Company wrote-off approximately $388,000 of deferred rent receivable relating to this lease and recognized the aforementioned surrender fee.

Arthur Andersen, LLP ("AA") leased approximately 38,000 square feet in one of the Company's New York City buildings. AA's lease with the Company provided for base rent of approximately $2 million on an annualized basis and expired in April 2004. AA has experienced significant financial difficulties with its business and as a result has entered into a lease termination agreement with the Company effective November 30, 2002. In October 2002, AA paid the Company for all base rental and other charges through November 30, 2002 and a lease termination fee of approximately $144,000. As a result of the foregoing, the Company has written off approximately $130,000 of deferred rent receivable attributable to AA's lease.

### 14. Income Taxes

The following table sets forth the Company's reconciliation of GAAP net income to taxable income for the years ended December 31 (in thousands and unaudited):

| | 2002 (estimated) | 2001 | 2000 |
|---|---|---|---|
| GAAP net income (loss) | **$ 76,368** | $ (36,001) | $111,401 |
| Minority interests and distributions to preferred unit holders | **26,256** | 12,208 | 23,335 |
| Extraordinary loss on extinguishment of debts (net of limited partners' minority interest) | **2,335** | 2,595 | 1,396 |
| Add: GAAP depreciation and amortization | **112,341** | 102,108 | 91,809 |
| Less: Tax depreciation and amortization | **(61,380)** | (73,330) | (57,293) |
| GAAP/tax difference on gains / losses from capital transactions | **5,024** | (5,828) | (8,255) |
| Straight-line rental income adjustment | **(26,567)** | (41,489) | (38,785) |
| GAAP / tax difference on reserve charge-off | **(85,000)** | 97,056 | — |
| Other GAAP / tax differences, net | **(18,418)** | 8,463 | 7,278 |
| Taxable income before minority interests | **30,959** | 65,782 | 130,886 |
| Minority interests | **(20,810)** | (20,451) | (31,083) |
| Taxable income to REIT | **$ 10,149** | $ 45,331 | $ 99,803 |

The following table sets forth the Company's reconciliation of cash distributions to the dividends paid deduction for the years ended December 31 (in thousands):

| | 2002 (estimated) | 2001 | 2000 |
|---|---|---|---|
| Total cash distributions | **$ 134,976** | $124,942 | $114,074 |
| Less: Cash distributions on restricted shares | **(1,476)** | (1,560) | (1,059) |
| Return of capital | **(123,450)** | (74,691) | — |
| Cash dividends paid | **10,050** | 48,691 | 113,015 |
| Less: dividends designated to prior year | **—** | — | (8,688) |
| Add: dividends designated from following year | **—** | — | — |
| Dividends paid deduction | **$ 10,050** | $ 48,691 | $104,327 |

The following tables set forth the characterization of the Company's taxable distributions per share on its Class A common and Class B common stock for the years ended December 31:

| Class A common stock | 2002 (estimated) | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| Ordinary income | **$ —** | **—** | $ .349 | 21.5% | $1.364 | 90.0% |
| Return of capital | **1.698** | **100.0%** | 1.192 | 73.5% | — | — |
| Long-term rate capital gains | **—** | **—** | .019 | 1.2% | 0.086 | 5.7% |
| Unrecaptured Section 1250 gain | **—** | **—** | .061 | 3.8% | 0.065 | 4.3% |
| Totals | **1.698** | **100.0%** | $1.621 | 100.0% | $1.515 | 100.0% |

| Class B common stock | 2002 (estimated) | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| Ordinary income | **$ —** | **—** | $ .537 | 21.5% | $2.090 | 90.0% |
| Return of capital | **2.593** | **100.0%** | 1.838 | 73.5% | — | — |
| Long-term rate capital gains | **—** | **—** | .029 | 1.2% | 0.131 | 5.7% |
| Unrecaptured Section 1250 gain | **—** | **—** | .094 | 3.8% | 0.099 | 4.3% |
| Totals | **$2.593** | **100.0%** | $2.498 | 100.0% | $2.320 | 100.0% |

## 15. Quarterly Financial Data (Unaudited)

The following summary represents the Company's results of operations for each fiscal quarter during 2002 and 2001 (in thousands, except share amounts):

| | 2002 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Total revenues from continuing operations | $ 123,794 | $ 124,778 | $ 128,678 | $ 128,842 |
| Income before preferred dividends and distributions, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | $ 27,878 | $ 25,737 | $ 22,778 | $ 22,154 |
| Preferred dividends and distributions | (5,948) | (5,767) | (5,760) | (5,648) |
| Minority interests | (7,024) | (6,456) | (5,695) | (5,793) |
| Equity in earnings of real estate joint ventures and service companies | 335 | 159 | 104 | 515 |
| Gain on sales of real estate | 537 | – | – | – |
| Discontinued operations (net of limited partners' minority interest) | 204 | 132 | 4,707 | (281) |
| Extraordinary loss (net of limited partners' minority interest) | – | – | – | (2,335) |
| Net income allocable to common shareholders | $ 15,982 | $ 13,805 | $ 16,134 | $ 8,612 |
| Net income allocable to: | | | | |
| Class A common shareholders | $ 12,159 | $ 10,548 | $ 12,334 | $ 6,563 |
| Class B common shareholders | 3,823 | 3,257 | 3,800 | 2,049 |
| Total | $ 15,982 | $ 13,805 | $ 16,134 | $ 8,612 |
| Basic net income per weighted average common share: | | | | |
| Class A common | $ .23 | $ .21 | $ .18 | $ .18 |
| Gain on sales of real estate | .01 | – | – | – |
| Discontinued operations | – | – | .07 | – |
| Extraordinary loss | – | – | – | (.04) |
| Basic net income per weighted average Class A common share | $ .24 | $ .21 | $ .25 | $ .14 |
| Class B common | $ .36 | $ .32 | $ .27 | $ .27 |
| Gain on sales of real estate | .01 | – | – | – |
| Discontinued operations | – | – | .11 | – |
| Extraordinary loss | – | – | – | (.06) |
| Basic net income per weighted average Class B common share | $ .37 | $ .32 | $ .38 | $ .21 |
| Basic weighted average common shares outstanding: | | | | |
| Class A common | 50,013,140 | 50,775,300 | 49,525,372 | 48,383,554 |
| Class B common | 10,283,513 | 10,283,513 | 10,010,423 | 9,915,313 |
| Diluted net income per weighted average common share: | | | | |
| Class A common | $ .24 | $ .21 | $ .25 | $ .14 |
| Class B common | $ .26 | $ .22 | $ .26 | $ .15 |
| Diluted weighted average common shares outstanding: | | | | |
| Class A common | 50,350,189 | 51,164,788 | 49,825,400 | 48,551,222 |
| Class B common | 10,283,513 | 10,283,513 | 10,010,423 | 9,915,313 |

| | 2001 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Total revenues from continuing operations | $ 129,559 | $ 130,754 | $ 130,695 | $ 123,638 |
| Income before preferred dividends and distributions, minority interests, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss | $ 34,523 | $ 31,304 | $ 29,395 | $ 26,402 |
| Preferred dividends and distributions | (6,085) | (5,928) | (5,996) | (5,968) |
| Minority interests | (8,423) | (6,644) | 11,619 | (6,649) |
| Valuation reserves on investments in affiliate loans and joint ventures and other investments | – | – | (163,000) | (3,101) |
| Equity in earnings of real estate joint ventures and service companies | 398 | 801 | 505 | 383 |
| Gain on sales of real estate | – | – | 972 | 19,201 |
| Discontinued operations (net of limited partners' minority interest) | 275 | 226 | 180 | 338 |
| Extraordinary loss (net of limited partners' minority interest) | – | – | (2,595) | – |
| Net income (loss) allocable to common shareholders | $ 20,688 | $ 19,759 | $ (128,920) | $ 30,606 |
| Net income (loss) allocable to: | | | | |
| Class A common shareholders | $ 15,308 | $ 15,109 | $ (97,944) | $ 23,284 |
| Class B common shareholders | 5,380 | 4,650 | (30,976) | 7,322 |
| Total | $ 20,688 | $ 19,759 | $ (128,920) | $ 30,606 |
| Basic net income (loss) per weighted average common share: | | | | |
| Class A common | $ .34 | $ .32 | $ (1.94) | $ .20 |
| Gain on sales of real estate | – | – | .01 | .26 |
| Discontinued operations | – | – | – | .01 |
| Extraordinary loss | – | – | (.04) | – |
| Basic net income (loss) per weighted average Class A common share | $ .34 | $ .32 | $ (1.97) | $ .47 |
| Class B common | $ .52 | $ .45 | $ (2.97) | $ .30 |
| Gain on sales of real estate | – | – | .02 | .40 |
| Discontinued operations | – | – | – | .01 |
| Extraordinary loss | – | – | (.06) | – |
| Basic net income (loss) per weighted average Class B common share | $ .52 | $ .45 | $ (3.01) | $ .71 |
| Basic weighted average common shares outstanding: | | | | |
| Class A common | 45,483,544 | 47,221,917 | 49,715,423 | 49,994,025 |
| Class B common | 10,283,513 | 10,283,513 | 10,283,513 | 10,283,513 |
| Diluted net income (loss) per weighted average common share: | | | | |
| Class A common | $ .33 | $ .32 | $ (1.97) | $ .46 |
| Class B common | $ .37 | $ .34 | $ (3.01) | $ .50 |
| Diluted weighted average common shares outstanding: | | | | |
| Class A common | 45,949,816 | 47,600,390 | 49,715,423 | 51,005,494 |
| Class B common | 10,283,513 | 10,283,513 | 10,283,513 | 10,283,513 |

## Report of Independent Auditors

**Board of Directors and Stockholders**
**Reckson Associates Realty Corp.**

We have audited the accompanying consolidated balance sheets of Reckson Associates Realty Corp. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reckson Associates Realty Corp. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 27, 2003

### Price Range of Common Stock and Distribution History

### Class A Common Stock

The Company's Class A common stock began trading on the New York Stock Exchange ("NYSE") on May 25, 1995, under the symbol "RA".

The following table sets forth the quarterly high and low closing prices per share of the Company's Class A common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

| | High | Low | Distribution |
|---|---|---|---|
| March 31, 2001 | $ 25.88 | $ 21.90 | $ .3860 |
| June 30, 2001 | $ 23.90 | $ 21.14 | $ .4246(1) |
| September 30, 2001 | $ 24.15 | $ 21.90 | $ .4246 |
| December 31, 2001 | $ 24.46 | $ 22.15 | $ .4246 |
| March 31, 2002 | **$24.68** | **$22.54** | **$.4246** |
| June 30, 2002 | **$26.00** | **$24.18** | **$.4246** |
| September 30, 2002 | **$24.92** | **$21.08** | **$.4246** |
| December 31, 2002 | **$22.95** | **$20.10** | **$.4246** |

(1) Commencing with the distribution for the quarter ending June 30, 2001, the Board of Directors of the Company increased the quarterly distribution to $.4246 per share, which is equivalent to an annual distribution of $1.6984 per share.

### Class B Common Stock

The Company's Class B common stock began trading on the NYSE on May 25, 1999 under the symbol "RA.B".

The following table sets forth the quarterly high and low closing prices per share of the Company's Class B common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

| | High | Low | Distribution |
|---|---|---|---|
| March 31, 2001 | $ 27.50 | $ 22.90 | $ .6000 |
| June 30, 2001 | $ 25.00 | $ 22.40 | $ .6164(1) |
| September 30, 2001 | $ 25.60 | $ 23.29 | $ .6492 |
| December 31, 2001 | $ 25.76 | $ 23.55 | $ .6492 |
| March 31, 2002 | **$25.76** | **$23.86** | **$.6492** |
| June 30, 2002 | **$27.07** | **$25.30** | **$.6485(2)** |
| September 30, 2002 | **$25.95** | **$22.30** | **$.6471** |
| December 31, 2002 | **$23.88** | **$20.70** | **$.6471** |

(1) Commencing with the distribution for the three month period ended July 31, 2001, the Board of Directors of the Company increased the quarterly distribution to $.6492 per share, which is equivalent to an annual distribution of $2.5968 per share.

(2) Commencing with the distribution for the three month period ended July 31, 2002, the Board of Directors of the Company decreased the quarterly distribution to $.6471 per share, which is equivalent to an annual distribution of $2.5884 per share.

# BOARD OF DIRECTORS AND CORPORATE OFFICERS

## BOARD OF DIRECTORS

Donald Rechler
Chairman of the Board
Co-Chief Executive Officer
Committee(s):
Executive
Director since 1994

Roger Rechler
Vice Chairman of the Board
Executive Vice President Development
Director since 1994

Scott Rechler
Director
Co-Chief Executive Officer
Committee(s):
Executive (Chairman)
Director since 1994

Mitchell Rechler
Director
Co-President
Chief Administrative Officer
President of Reckson Management Group, Inc.
Director since 1994

Gregg Rechler
Director
Co-President
Chief Operating Officer
Secretary
President of Reckson Construction Group, Inc.
Director since 2001

Herve Kevenides
Director
Associate Clinical Professor – Master of Real Estate Program, New York University
President of Metropolitan Analysis and Forecasting Corp.
Committee(s):
Executive
Audit
Nominating/Governance
Director since 1995

John Klein
Director
Chairman and Treasurer of the law firm of Meyer, Suozzi, English & Klein, P.C.
Former Suffolk County Executive
Committee(s):
Executive
Nominating/Governance
Director since 1995

Ronald Menaker
Director
Managing Director of J.P. Morgan & Co. Inc. (Retired)
Committee(s):
Audit
Nominating/Governance
Director since 2002

Peter Quick
Director
President of the American Stock Exchange
Committee(s):
Compensation
Nominating/Governance
Director since 2002

Lewis Ranieri
Director
Chairman of Hyperion Partners
Committee(s):
Compensation (Chairman)
Nominating/Governance
Director since 1997

Conrad Stephenson
Director
Real Estate Consultant
Committee(s):
Executive
Audit (Chairman)
Nominating/Governance
Director since 1995

Walter Gross
Chairman Emeritus of the Board

## CORPORATE OFFICERS

Donald Rechler
Co-Chief Executive Officer

Scott Rechler
Co-Chief Executive Officer

Roger Rechler
Executive Vice President Development

Mitchell Rechler
Co-President
Chief Administrative Officer
President of Reckson Management Group, Inc.

Gregg Rechler
Co-President
Chief Operating Officer
Secretary
President of Reckson Construction Group, Inc.

Michael Maturo
Executive Vice President
Chief Financial Officer
Treasurer

Jason Barnett
Executive Vice President
General Counsel
Assistant Secretary

Salvatore Campofranco
Corporate Senior Vice President
Managing Director, Westchester/Connecticut

Philip Waterman III
Corporate Senior Vice President
Managing Director, New York City

Todd Rechler
Corporate Senior Vice President
Managing Director, New Jersey

F. D. Rich III
Corporate Senior Vice President
Chief Information Officer

Richard Conniff
Corporate Senior Vice President
Investments

# CORPORATE INFORMATION

## INVESTOR RELATIONS

For questions about the Company, to subscribe to the Company's e-mail distribution list, or to request corporate information such as a copy of the Company's Form 10-K and annual report filed with the Securities and Exchange Commission, please contact Susan McGuire, Vice President Investor Relations, at the Company's corporate headquarters or send requests by e-mail to investorrelations@reckson.com. For additional information, please visit the Company's web site at www.reckson.com.

## STOCK LISTINGS

The stock of Reckson Associates Realty Corp. is traded on the New York Stock Exchange under the following symbols:

Class A Common Stock: RA
Class B Common Stock: RA.B
Series A Preferred Stock: RA.A

Note that symbols may vary by stock quote provider.

## CORPORATE HEADQUARTERS

225 Broadhollow Road
Melville, New York 11747-4883
Telephone: (631) 694-6900
(888) RECKSON
Facsimile: (631) 622-6790

## REGIONAL OFFICES

Westchester/Connecticut Division
360 Hamilton Avenue
White Plains, New York 10601
(914) 750-7200

New Jersey Division
51 JFK Parkway
Short Hills, New Jersey 07078
(973) 313-3300

New York City Division
1350 Avenue of the Americas
New York, New York 10019
(212) 753-6600

## CORPORATE COUNSEL

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

## INDEPENDENT AUDITORS

Ernst & Young LLP
5 Times Square
New York, New York 10036

## TRANSFER AGENT AND REGISTRAR

For address changes, dividend payment questions, registration changes or lost stock certificates please contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Telephone: (877) 777-0800
www.amstock.com

## ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Reckson Associates Realty Corp. will be held on May 29, 2003 at 9:30 a.m. at The Omni, 333 Earle Ovington Blvd., Uniondale, New York.

Certain matters discussed within this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of results and no assurance can be given that the expected results will be delivered. Such forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those expected. Among those risks, trends and uncertainties are the general economic climate, including the conditions affecting industries in which our principal tenants compete; financial condition of our tenants; changes in the supply of and demand for office and industrial/R&D properties in the New York Tri-State area; changes in interest rate levels; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; changes in operating costs, including utility, security and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; liability for uninsured losses or environmental matters; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that

